Exhibit 99.1

Encana Corporation

Consolidated Financial Statements

(Prepared in accordance with U.S. GAAP)

For the Year Ended December 31, 2011

(Prepared in U.S. Dollars)

Auditor’s Report

Independent Auditor’s Report

To the Board of Directors of Encana Corporation

We have audited the accompanying Consolidated Financial Statements of Encana Corporation, which comprise the Consolidated Balance Sheets as at December 31, 2011 and December 31, 2010 and the Consolidated Statements of Earnings, Comprehensive Income, Changes in Shareholders’ Equity and Cash Flows for each of the years in the three year period ended December 31, 2011, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of Encana Corporation as at December 31, 2011 and December 31, 2010 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2011 in accordance with accounting principles generally accepted in the United States of America.

Encana Corporation	1	Auditor’s Report

On February 23, 2012, we reported separately to the shareholders of Encana Corporation on the Consolidated Financial Statements of Encana Corporation, which comprise the Consolidated Balance Sheets as at December 31, 2011, December 31, 2010 and January 1, 2010 and the Consolidated Statements of Earnings, Comprehensive Income, Changes in Shareholders’ Equity and Cash Flows for the years ended December 31, 2011 and 2010, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(signed)

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta, Canada

April 24, 2012

Encana Corporation	2	Auditor’s Report

Consolidated Statement of Earnings

For the years ended December 31 ($ millions, except per share amounts)		2011	2010	2009
Revenues, Net of Royalties	(Note 3)	$8,467	$8,870	$11,282

Expenses	(Note 3)
Production and mineral taxes		198	217	171
Transportation		978	859	1,280
Operating		1,081	1,068	1,643
Purchased product		635	739	1,460
Depreciation, depletion and amortization		2,282	2,008	3,531
Impairments	(Note 10)	2,249	—	11,099
Accretion of asset retirement obligation	(Note 17)	50	46	71
Administrative		350	362	455
Interest	(Note 6)	468	501	573
Foreign exchange (gain) loss, net	(Note 7)	133	(251)	(150)
Other		21	2	2

		8,445	5,551	20,135

Net Earnings (Loss) Before Income Tax		22	3,319	(8,853)
Income tax expense (recovery)	(Note 8)	17	976	(3,299)

Net Earnings (Loss) From Continuing Operations		5	2,343	(5,554)
Net Earnings From Discontinued Operations	(Note 4)	—	—	30

Net Earnings (Loss)		$5	$2,343	$(5,524)

Net Earnings (Loss) From Continuing Operations per Common Share	(Note 18)
Basic		$0.01	$3.17	$(7.40)
Diluted		$0.01	$3.17	$(7.40)

Net Earnings From Discontinued Operations per Common Share	(Note 18)
Basic		$—	$—	$0.04
Diluted		$—	$—	$0.04

Net Earnings (Loss) per Common Share	(Note 18)
Basic		$0.01	$3.17	$(7.36)
Diluted		$0.01	$3.17	$(7.36)

Consolidated Statement of Comprehensive Income

For the years ended December 31 ($ millions)		2011	2010	2009
Net Earnings (Loss)		$5	$2,343	$(5,524)

Other Comprehensive Income (Loss), Net of Tax
Foreign currency translation adjustment		(305)	232	1,957
Compensation plans	(Note 19)	(34)	(2)	13

Comprehensive Income (Loss)		$(334)	$2,573	$(3,554)

See accompanying Notes to Consolidated Financial Statements

Encana Corporation	3	Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Consolidated Balance Sheet

As at December 31 ($ millions)		2011	2010
Assets
Current Assets
Cash and cash equivalents		$800	$699
Accounts receivable and accrued revenues	(Note 9)	1,075	1,106
Risk management	(Note 21)	1,806	729
Income tax receivable		686	527

		4,367	3,061
Property, Plant and Equipment, at cost:	(Notes 3, 10)
Natural gas & oil properties, based on full cost accounting
Proved properties		50,690	46,821
Unproved properties		1,426	2,158
Other		2,748	2,869

Property, Plant and Equipment		54,864	51,848
Less: Accumulated Depreciation, Depletion and Amortization		(38,807)	(34,655)

Property, Plant and Equipment, net		16,057	17,193
Cash in Reserve	(Note 11)	469	86
Other Assets	(Note 12)	395	167
Risk Management	(Note 21)	241	505
Deferred Income Taxes	(Note 8)	188	270
Goodwill	(Notes 3, 13)	1,698	1,725

	(Note 3)	$23,415	$23,007

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	(Note 14)	$2,428	$2,393
Income tax payable		123	73
Risk management	(Note 21)	1	65
Current portion of long-term debt	(Note 15)	492	500
Deferred income taxes	(Note 8)	442	92

		3,486	3,123
Long-Term Debt	(Note 15)	7,658	7,182
Other Liabilities and Provisions	(Note 16)	2,301	2,005
Risk Management	(Note 21)	6	8
Asset Retirement Obligation	(Note 17)	875	766
Deferred Income Taxes	(Note 8)	511	430

		14,837	13,514

Commitments and Contingencies	(Note 23)
Shareholders’ Equity
Share capital – authorized unlimited common shares, without par value 2011 and 2010 issued and outstanding: 736.3 million shares	(Note 18)	2,354	2,352
Paid in surplus	(Note 18)	5	—
Retained earnings		5,643	6,226
Accumulated other comprehensive income		576	915

Total Shareholders’ Equity		8,578	9,493

		$23,415	$23,007

See accompanying Notes to Consolidated Financial Statements

Approved by the Board

(signed) David P. O’Brien Director	(signed) Jane L. Peverett Director

Encana Corporation	4	Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Consolidated Statement of Changes in Shareholders’ Equity

For the years ended December 31 ($ millions)		2011	2010	2009
Share Capital

Balance, Beginning of Year		$2,352	$2,393	$4,590
Common Shares Issued under Option Plans	(Note 18)	2	5	5
Common Shares Issued from PSU Trust	(Note 18)	—	—	19
Share-Based Compensation	(Note 18)	—	2	1
Common Shares Purchased under Normal Course Issuer Bid	(Note 18)	—	(48)	—
Common Shares Cancelled	(Note 2)	—	—	(4,615)
New Encana Common Shares Issued	(Note 2)	—	—	2,393
Encana Special Shares Issued	(Note 2)	—	—	2,222
Encana Special Shares Cancelled	(Note 2)	—	—	(2,222)

Balance, End of Year		$2,354	$2,352	$2,393

Paid in Surplus
Balance, Beginning of Year		$—	$6	$—
Common Shares Issued from PSU Trust	(Note 18)	—	—	6
Share-Based Compensation	(Note 18)	5	—	—
Common Shares Purchased under Normal Course Issuer Bid	(Note 18)	—	(6)	—

Balance, End of Year		$5	$—	$6

Retained Earnings
Balance, Beginning of Year		$6,226	$4,918	$16,344
Net Earnings (Loss)		5	2,343	(5,524)
Dividends on Common Shares	(Note 18)	(588)	(590)	(1,051)
Common Shares Purchased under Normal Course Issuer Bid	(Note 18)	—	(445)	—
Net Distribution to Cenovus Energy	(Note 2)	—	—	(4,851)

Balance, End of Year		$5,643	$6,226	$4,918

Accumulated Other Comprehensive Income
Foreign Currency Translation Adjustment
Balance, beginning of year		$963	$731	$870
Change in foreign currency translation adjustment		(305)	232	1,957
Transferred to Cenovus Energy	(Note 2)	—	—	(2,096)

Balance, end of year		$658	$963	$731

Compensation Plans
Balance, beginning of year		$(48)	$(46)	$(59)
Change in funded status of defined benefit and other post-employment benefit plans, net of income taxes of $12 million recovery, $1 million recovery and $5 million expense, respectively	(Note 19)	(34)	(2)	13

Balance, end of year		$(82)	$(48)	$(46)

Total Accumulated Other Comprehensive Income		$576	$915	$685

Total Shareholders’ Equity		$8,578	$9,493	$8,002

See accompanying Notes to Consolidated Financial Statements

Encana Corporation	5	Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Consolidated Statement of Cash Flows

For the years ended December 31 ($ millions)		2011	2010	2009
Operating Activities
Net earnings (loss)		$5	$2,343	$(5,524)
(Earnings) from discontinued operations, net of tax		—	—	(30)
Depreciation, depletion and amortization		2,282	2,008	3,531
Impairments	(Note 10)	2,249	—	11,099
Accretion of asset retirement obligation	(Note 17)	50	46	71
Deferred income taxes	(Note 8)	212	1,189	(5,177)
Unrealized (gain) loss on risk management	(Note 21)	(879)	(945)	2,680
Unrealized foreign exchange (gain) loss	(Note 7)	96	(278)	(231)
Other		87	76	194
Cash flow from discontinued operations		—	—	149
Net change in other assets and liabilities		(160)	(112)	238
Net change in non-cash working capital from continuing operations	(Note 22)	(15)	(1,998)	(276)
Net change in non-cash working capital from discontinued operations		—	—	1,100

Cash From Operating Activities		3,927	2,329	7,824

Investing Activities
Capital expenditures	(Note 3)	(4,610)	(4,779)	(4,625)
Acquisitions	(Note 5)	(515)	(733)	(263)
Proceeds from divestitures	(Notes 5, 10)	2,080	883	1,178
Cash transferred on Split Transaction	(Note 2)	—	—	(3,996)
Proceeds from notes receivable from Cenovus	(Note 2)	—	—	3,750
Cash in reserve	(Note 11)	(383)	(86)	—
Net change in investments and other		(203)	(14)	287
Discontinued operations		—	—	(1,137)

Cash From (Used in) Investing Activities		(3,631)	(4,729)	(4,806)

Financing Activities
Issuance of revolving long-term debt		13,606	1,660	14,308
Repayment of revolving long-term debt		(13,556)	(1,660)	(16,126)
Issuance of long-term debt	(Note 15)	997	—	499
Issuance of Cenovus Notes	(Note 2)	—	—	3,468
Repayment of long-term debt	(Note 15)	(500)	(200)	(250)
Issuance of common shares	(Note 18)	2	5	24
Purchase of common shares	(Note 18)	—	(499)	—
Dividends on common shares	(Note 18)	(588)	(590)	(1,051)
Capital lease payments	(Note 10)	(155)	—	—

Cash From (Used in) Financing Activities		(194)	(1,284)	872

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(1)	2	19

Increase (Decrease) in Cash and Cash Equivalents		101	(3,682)	3,909
Cash and Cash Equivalents, Beginning of Year		699	4,381	472

Cash and Cash Equivalents, End of Year		$800	$699	$4,381

Cash, End of Year		$70	$196	$324
Cash Equivalents, End of Year		730	503	4,057

Cash and Cash Equivalents, End of Year		$800	$699	$4,381

Supplementary Cash Flow Information	(Note 22)

See accompanying Notes to Consolidated Financial Statements

Encana Corporation	6	Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

1. Summary of Significant Accounting Policies

A) NATURE OF OPERATIONS

Encana Corporation and its subsidiaries’ (“Encana” or the “Company”) continuing operations are in the business of the exploration for, the development of, and the production and marketing of natural gas, oil and natural gas liquids (“NGLs”). The term liquids is used to represent Encana’s oil, NGLs and condensate.

B) BASIS OF PRESENTATION

The Consolidated Financial Statements include the accounts of Encana and are presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

In these U.S. GAAP Consolidated Financial Statements, unless otherwise indicated, all dollar amounts are expressed in United States (“U.S.”) dollars. Encana’s functional currency is Canadian dollars; however, the Company has adopted the U.S. dollar as its reporting currency to facilitate a more direct comparison to other North American oil and gas companies. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars.

C) PRINCIPLES OF CONSOLIDATION

The U.S. GAAP Consolidated Financial Statements include the accounts of Encana and entities in which it holds a controlling interest. All significant intercompany balances and transactions have been eliminated on consolidation. For upstream joint interest operations where Encana retains an undivided interest in jointly owned property, the Company records its proportionate share of assets, liabilities, revenues and expenses. Investments in non-controlled entities over which Encana has the ability to exercise significant influence are accounted for using the equity method.

D) FOREIGN CURRENCY TRANSLATION

For the accounts of foreign operations, assets and liabilities are translated at period end exchange rates, while revenues and expenses are translated using average rates over the period. Translation gains and losses relating to the foreign operations are included in accumulated other comprehensive income (“AOCI”) as a separate component of shareholders’ equity. Recognition of Encana’s accumulated translation gains and losses occurs when the Company substantially ceases or completely liquidates its investment in the foreign operation.

Monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into its functional currency at the rates of exchange in effect at the period end date. Any gains or losses are recorded in the Consolidated Statement of Earnings. Foreign currency revenues and expenses are translated into its functional currency at the rates of exchange in effect at the time of the transaction.

E) USE OF ESTIMATES

The timely preparation of the U.S. GAAP Consolidated Financial Statements requires that Management make estimates and assumptions and use judgment regarding the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the U.S. GAAP Consolidated Financial Statements and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the U.S. GAAP Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

Encana Corporation	7	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

Significant items subject to estimates and assumptions are:

•	Estimates of proved reserves and related future cash flows used for depletion and ceiling test impairment calculations

•	Estimated fair value of long-term assets used for impairment calculations

•	Fair value of reporting units, or country cost centres, used for the assessment of goodwill

•	Fair value of asset retirement obligations and costs

•	Fair value of derivative instruments

•	Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate

•	Accruals for long-term performance-based compensation arrangements and whether or not the performance criteria will be met and what the ultimate payout will be

•	Recognized values of pension assets and obligations and the amount of pension costs charged to net earnings depend on certain actuarial and economic assumptions

•	Accruals for legal claims, environmental risks and exposures

F) REVENUE RECOGNITION

Revenues associated with the sales of Encana’s natural gas and liquids are recognized when title passes from the Company to its customer. Realized gains and losses from the Company’s financial derivatives related to natural gas and oil commodity prices are recognized in revenue when the contract is settled. Unrealized gains and losses related to these contracts are also recognized in revenue based on the changes in fair value of the contracts at the end of the respective periods.

Market optimization revenues and purchased product expenses are recorded on a gross basis when Encana takes title to the product and has the risks and rewards of ownership. Purchases and sales of products that are entered into in contemplation of each other with the same counterparty are recorded on a net basis. Revenues associated with the services provided where Encana acts as agent are recorded as the services are provided.

G) PRODUCTION AND MINERAL TAXES

Costs paid by Encana to certain mineral and non-mineral interest owners based on production of natural gas and liquids are recognized when the product is produced.

H) TRANSPORTATION COSTS

Costs paid by Encana for the transportation of natural gas and liquids are recognized when the product is delivered and the services provided.

I) EMPLOYEE BENEFIT PLANS

The Company sponsors defined contribution and defined benefit plans, providing pension and other post-employment benefits to its employees in Canada and the U.S. As of January 1, 2003, the defined benefit pension plan was closed to new entrants.

Pension expense for the defined contribution pension plan is recorded as the benefits are earned by the employees covered by the plans. Encana accrues for its obligations under its employee defined benefit plans, net of plan assets. The cost of defined benefit pensions and other post-employment benefits is actuarially determined using the projected benefit method based on length of service and reflects Management’s best estimate of salary escalation, retirement ages of employees and expected future health care costs. The expected return on plan assets is based on historical and projected rates of return for assets in the investment plan portfolio. The actual return is based on the fair value of those assets. The projected benefit obligation is discounted using the market interest rate on high-quality corporate debt instruments as at the measurement date.

Encana Corporation	8	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

Pension expense for the defined benefit pension plan includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of the net transitional obligation, the amortization of adjustments arising from pension plan amendments, the amortization of prior service costs, and the amortization of the excess of the net actuarial gain or loss over 10 percent of the greater of the benefit obligation and the fair value of plan assets. Amortization is done on a straight-line basis over a period covering the expected average remaining service lives of employees covered by the plans. Actuarial gains and losses related to the change in the over-funded or under-funded status of the defined benefit pension plan and other post-employment benefit plans is recognized in other comprehensive income.

J) INCOME TAXES

Encana follows the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary difference between the accounting and income tax basis of an asset or liability, using the enacted income tax rates and laws expected to apply when the assets are realized and liabilities are settled. Current income taxes are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates and laws enacted at the end of the reporting period. The effect of a change in the enacted tax rates or laws is recognized in net earnings in the period of enactment. Income taxes are recognized in net earnings except to the extent that they relate to items recognized directly in shareholders’ equity, in which case the income taxes are recognized directly in shareholders’ equity.

Deferred income tax assets are initially recognized and a corresponding valuation allowance is recorded to reduce deferred tax assets to the extent that it is no longer more likely than not that sufficient taxable earnings will be available to allow all or part of the assets to be recovered. Encana routinely assesses deferred tax assets to ensure they are realizable.

Encana recognizes the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by a taxing authority. A recognized tax position is initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with a taxing authority. Liabilities for unrecognized tax benefits that are not expected to be settled within the next 12 months are included in other liabilities and provisions.

K) EARNINGS PER SHARE AMOUNTS

Basic net earnings per common share is computed by dividing the net earnings by the weighted average number of common shares outstanding during the period. Diluted net earnings per common share amounts are calculated giving effect to the potential dilution that would occur if stock options were exercised or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of in-the-money stock options and other dilutive instruments are used to repurchase common shares at the average market price.

L) CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and short-term investments, such as money market deposits or similar type instruments, with a maturity of three months or less when purchased. Outstanding disbursements issued in excess of applicable bank account balances are excluded from cash and cash equivalents and are recorded in accounts payable and accrued liabilities. Cash in reserve represents cash amounts segregated or held in escrow which are not available for general operating use.

Encana Corporation	9	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

M) PROPERTY, PLANT AND EQUIPMENT

UPSTREAM

Encana uses the full cost method of accounting for its acquisition, exploration and development activities. Under this method, all costs, including compensation and other internal costs directly associated with the acquisition of, the exploration for, and the development of natural gas and liquids reserves, are capitalized on a country-by-country cost centre basis. Capitalized costs exclude costs relating to production, general overhead or similar activities.

Under the full cost method of accounting, the carrying amount of Encana’s natural gas and oil properties within each country cost centre is subject to a ceiling test performed quarterly. A ceiling test impairment is recognized in net earnings when the carrying amount of a country cost centre exceeds the country cost centre ceiling. The carrying amount of a cost centre includes capitalized costs of proved oil and gas properties, net of accumulated depletion and the related deferred income taxes.

The cost centre ceiling is the sum of the estimated after-tax future net cash flows from proved reserves, using the 12-month average trailing prices and unescalated future development and production costs, discounted at 10 percent, plus unproved property costs. The 12-month average trailing price is calculated as the average of the price on the first day of each month within the trailing 12-month period. Any excess of the carrying amount over the calculated ceiling amount is recognized as an impairment in net earnings.

Capitalized costs accumulated within each cost centre are depleted using the unit-of-production method based on proved reserves. Depletion is calculated using the capitalized costs, including estimated retirement costs, plus the unescalated future expenditures to be incurred in developing proved reserves.

Costs associated with unproved properties and major development projects are excluded from the depletion calculation until it is determined that proved reserves are attributable to such properties, major development projects are placed in service, or impairment has occurred. Unproved properties and major development projects are assessed separately for impairment on a quarterly basis. Costs that have been impaired are included in the costs subject to depletion within the full cost pool.

Proceeds from the divestiture of properties are normally deducted from the full cost pool without recognition of gain or loss unless the deduction significantly alters the relationship between capitalized costs and proved reserves in the cost centre, in which case a gain or loss is recognized in net earnings. Generally, a gain or loss on a divestiture is not recognized unless more than 25 percent of the Company’s reserves quantities in a particular country are sold.

MARKET OPTIMIZATION

Midstream facilities, including power generation facilities, are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from 20 to 25 years.

CORPORATE

Costs associated with office furniture, fixtures, leasehold improvements, information technology and aircraft are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from three to 25 years. Assets under construction are not subject to depreciation until put into use. Land is carried at cost.

N) CAPITALIZATION OF COSTS

Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred. Interest is capitalized during the construction phase of large capital projects.

Encana Corporation	10	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

O) BUSINESS COMBINATIONS

Business combinations are accounted for using the acquisition method. The acquired identifiable net assets are measured at their fair value at the date of acquisition. Deferred taxes are recognized for any differences between the fair value of net assets acquired and their tax bases. Any excess of the purchase price over the fair value of the net assets acquired is recognized as goodwill. Any deficiency of the purchase price below the fair value of the net assets acquired is recorded as a gain in net earnings. Associated transaction costs are expensed when incurred.

P) GOODWILL

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is assessed for impairment at least annually at December 31. Goodwill and all other assets and liabilities are allocated to reporting units, which are Encana’s country cost centres. To assess impairment, the carrying amount of each reporting unit is determined and compared to the fair value of the reporting unit. If the carrying amount of the reporting unit is higher than the fair value then goodwill is written down to the implied fair value of goodwill. The implied fair value of goodwill is determined by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of the reporting unit. Any excess of the carrying value of goodwill over the implied fair value of goodwill is recognized as an impairment and charged to net earnings. Subsequent measurement of goodwill is at cost less any accumulated impairments.

Q) IMPAIRMENT OF LONG-TERM ASSETS

The carrying value of long-term assets, excluding goodwill and upstream assets, but including those within the Market Optimization and Corporate and Other segments, are assessed for impairment when indicators suggest that the carrying value of an asset or asset group may not be recoverable. If the carrying amount exceeds the sum of the undiscounted cash flows expected to result from the continued use and eventual disposition of the asset or asset group, an impairment is recognized for the excess of the carrying amount over fair value.

R) ASSET RETIREMENT OBLIGATION

The fair value of estimated asset retirement obligations is recognized in the Consolidated Balance Sheet when incurred and a reasonable estimate of fair value can be made. Asset retirement obligations are those legal obligations where the Company will be required to retire tangible long-lived assets such as producing well sites, offshore production platforms and natural gas processing plants. The asset retirement cost, equal to the initially estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to estimated timing or amount of undiscounted cash flows are recognized as a change in the asset retirement obligation and the related asset retirement cost.

Amortization of asset retirement costs are included in depreciation, depletion and amortization in the Consolidated Statement of Earnings. Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion of asset retirement obligation in the Consolidated Statement of Earnings.

Actual expenditures incurred are charged against the asset retirement obligation.

S) STOCK-BASED COMPENSATION

Obligations for payments of cash or common shares under Encana’s stock-based compensation plans are accrued over the vesting period using fair values. Fair values are determined using observable share prices and/or pricing models such as the Black-Scholes-Merton option-pricing model. For equity-settled stock-based compensation plans, fair values are determined at the grant date and are recognized as compensation costs with a corresponding credit to shareholders’ equity. For cash-settled stock-based compensation plans, fair values are

Encana Corporation	11	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

determined at each reporting date and periodic changes are recognized as compensation costs, with a corresponding change to current liabilities.

Obligations for payments for share units of Cenovus Energy Inc. (“Cenovus”) held by Encana employees are accrued as compensation costs based on the fair value of the financial liability.

T) LEASES

Leases or other arrangements entered into for the use of an asset are classified as either capital or operating leases. Capital leases transfer to the Company substantially all of the risks and benefits incidental to ownership of the leased item. Capital leases are capitalized at the commencement of the lease term at the lower of the fair value of the leased asset or the present value of the minimum lease payments. Capitalized leased assets are amortized over the estimated useful life of the asset if the lease arrangement contains a bargain purchase option or ownership of the leased asset transfers at the end of the lease term. Otherwise, the leased assets are amortized over the lease term. All other leases are classified as operating leases and the payments are amortized on a straight-line basis over the lease term.

U) FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques include the market, income, and cost approach. Market approach uses information generated by market transactions involving identical or comparable assets or liabilities; income approach converts estimated future amounts to a present value; and cost approach is based on the amount that currently would be required to replace an asset.

Inputs used in determining fair value are characterized according to a hierarchy that prioritizes those inputs based on the degree to which they are observable. The three input levels of the fair value hierarchy are as follows:

•	Level 1 – Inputs represent quoted prices in active markets for identical assets or liabilities, such as exchange-traded commodity derivatives.

•

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets or liabilities in active markets or other market corroborated inputs.

•

Level 3 – Inputs that are not observable from objective sources, such as forward prices supported by little or no market activity or internally developed estimates of future cash flows used in a present value model.

In determining fair value, the Company utilizes the most observable inputs available. If a fair value measurement reflects inputs at multiple levels within the hierarchy, the fair value measurement is characterized based on the lowest level of input that is significant to the fair value measurement.

Recurring fair value measurements are performed for risk management assets and liabilities and for share units issued as part of the Split Transaction, as discussed in Note 20. The carrying amount of cash and cash equivalents, accounts receivable and accounts payable reported on the Consolidated Balance Sheets approximates fair value. The fair value of long-term debt is disclosed in Note 15. Fair value information related to pension plan assets is included in Note 19.

Certain non-financial assets and liabilities are initially measured at fair value, such as asset retirement obligations and may include certain assets and liabilities acquired in a business combination or through a non-monetary exchange transaction, such as goodwill.

Encana Corporation	12	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

V) RISK MANAGEMENT ASSETS AND LIABILITIES

Risk management assets and liabilities are derivative financial instruments used by Encana to manage economic exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors (“Board”). The Company’s policy is not to utilize derivative financial instruments for speculative purposes.

Derivative instruments are measured at fair value with changes in fair value recognized in net earnings. The fair values recorded in the Consolidated Balance Sheet reflect netting the asset and liability positions where counterparty master netting arrangements contain provisions for net settlement. Realized gains or losses from financial derivatives related to natural gas and oil commodity prices are recognized in revenues as the contracts are settled. Realized gains or losses from financial derivatives related to power commodity prices are recognized in operating costs as the related power contracts are settled. Unrealized gains and losses are recognized in revenues and operating costs accordingly, at the end of each respective reporting period based on the changes in fair value of the contracts.

W) COMMITMENTS AND CONTINGENCIES

Liabilities for loss contingencies arising from claims, assessments, litigation, environmental and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. These accruals are adjusted as additional information becomes available or circumstances change.

X) RECENT ACCOUNTING PRONOUNCEMENTS

As of January 1, 2012, Encana will be required to adopt the following standards and updates issued by the Financial Accounting Standards Board (“FASB”), which should not have a material impact on the Company’s U.S. GAAP Consolidated Financial Statements:

•

Accounting Standards Update 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS”, clarifies and changes existing fair value measurement and disclosure requirements. The amendments will be applied prospectively and will not have a significant impact on the Company’s fair value measurements or disclosures.

•

Accounting Standards Update 2011-05, “Presentation of Comprehensive Income”, requires that net earnings and comprehensive income be presented either in a single continuous statement or in two separate consecutive statements. As Encana presents its net earnings and comprehensive income in two separate consecutive statements, the amendments will not have an impact on the Company’s financial statement presentation. Accounting Standards Update 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update 2011-05”, defers the effective date of certain presentation requirements for items reclassified out of accumulated other comprehensive income.

•

Accounting Standards Update 2011-08, “Intangibles – Goodwill and Other”, permits an initial assessment of qualitative factors to determine whether the two-step goodwill impairment test is required to be performed as described in Accounting Standards Codification Topic 350, “Intangibles – Goodwill and Other”. The amendments will be applied prospectively.

As of January 1, 2013, Encana will be required to adopt the following standard issued by the FASB, which should not have a material impact on the Company’s U.S. GAAP Consolidated Financial Statements:

•

Accounting Standards Update 2011-11, “Disclosures about Offsetting Assets and Liabilities”, requires disclosure of both gross and net information about financial instruments eligible for offset in the balance sheet

Encana Corporation	13	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

and financial instruments subject to master netting arrangements. The amendments will be applied retrospectively and may expand the Company’s financial instruments disclosures.

2. Split Transaction

On November 30, 2009, Encana completed a corporate reorganization (the “Split Transaction”) to split into two independent publicly traded energy companies – Encana Corporation and Cenovus Energy Inc.

Under the Split Transaction, Encana shareholders received one new Encana common share and one Encana special share in exchange for each Encana common share previously held. The carrying value of Encana’s outstanding common shares immediately prior to the Split Transaction was attributed to the new Encana common shares and the Encana special shares in direct proportion to the weighted average trading price of the shares on a “when issued” basis. In accordance with the calculation, the value attributed to the new Encana common shares and the Encana special shares was $2,393 million and $2,222 million, respectively. The Encana special shares were subsequently exchanged by Encana shareholders for common shares of Cenovus, thereby effecting the Split Transaction.

Under the Split Transaction, certain Canadian upstream oil and gas assets and Encana’s downstream refining operations were transferred to Cenovus. The historical results associated with the upstream assets transferred are reported as continuing operations in accordance with full cost accounting requirements (See Note 3). The historical results associated with the downstream refining operations have been presented as discontinued operations (See Note 4).

In conjunction with the proposed reorganization, on September 18, 2009, Cenovus completed a private offering of senior unsecured notes for an aggregate principal amount of $3,500 million. The net proceeds from the private offering of $3,468 million were held in escrow until the Split Transaction was completed. The unsecured notes (“Cenovus Notes”) were transferred under the Split Transaction.

The net assets transferred to Cenovus under the Split Transaction totaled $9,169 million, reflected as a reduction in share capital of $2,222 million, a reduction in retained earnings of $4,851 million and a reduction in AOCI of $2,096 million. There was no gain or loss recognized by Encana as a result of the Split Transaction.

Encana Corporation	14	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

3. Segmented Information

Encana’s reportable segments are as follows:

•	Canada includes the Company’s exploration for, development of, and production of natural gas and liquids and other related activities within the Canadian cost centre.

•	USA includes the Company’s exploration for, development of, and production of natural gas and liquids and other related activities within the U.S. cost centre.

•

Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canada and USA segments. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company’s upstream production to third-party customers. Transactions between segments are based on market values and are eliminated on consolidation.

Encana’s operations are currently organized into two upstream operating divisions as follows:

•

Canadian Division includes the exploration for, development of, and production of natural gas, oil, NGLs and other related activities within Canada. Four key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia, including Horn River; (ii) Cutbank Ridge in Alberta and British Columbia, including Montney; (iii) Bighorn in west central Alberta; and (iv) Coalbed Methane in southern Alberta. The Canadian Division also includes the Deep Panuke natural gas project offshore Nova Scotia.

•

USA Division includes the exploration for, development of, and production of natural gas, oil, NGLs and other related activities within the U.S. Four key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) Haynesville in Louisiana; and (iv) Texas, including East Texas and North Texas.

Comparative results presented prior to the November 30, 2009 Split Transaction include the results of operations from assets transferred to Cenovus. The results from former Canadian upstream assets transferred to Cenovus are presented as Canada – Other within continuing operations in accordance with the full cost accounting rules. The former U.S. downstream refining operations are reported as discontinued operations as disclosed in Note 4.

Encana Corporation	15	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

Results of Continuing Operations

Segment and Geographic Information

	Canada			USA			Market Optimization
For the years ended December 31	2011	2010	2009	2011	2010	2009	2011	2010	2009
Revenues, Net of Royalties	$2,872	$2,829	$7,585	$4,022	$4,275	$4,537	$703	$797	$1,607
Expenses
Production and mineral taxes	15	8	53	183	209	118	—	—	—
Transportation	250	197	750	728	662	530	—	—	—
Operating	620	563	1,148	444	472	420	40	34	26
Purchased product	—	—	(85)	—	—	—	635	739	1,545

	1,987	2,061	5,719	2,667	2,932	3,469	28	24	36
Depreciation, depletion and amortization	966	826	1,986	1,226	1,094	1,382	12	11	20
Impairments	2,249	—	4,814	—	—	6,285	—	—	—

	$(1,228)	$1,235	$(1,081)	$1,441	$1,838	$(4,198)	$16	$13	$16

	Corporate & Other			Consolidated
	2011	2010	2009	2011	2010	2009
Revenues, Net of Royalties	$870	$969	$(2,447)	$8,467	$8,870	$11,282
Expenses
Production and mineral taxes	—	—	—	198	217	171
Transportation	—	—	—	978	859	1,280
Operating	(23)	(1)	49	1,081	1,068	1,643
Purchased product	—	—	—	635	739	1,460

	893	970	(2,496)	5,575	5,987	6,728
Depreciation, depletion and amortization	78	77	143	2,282	2,008	3,531
Impairments	—	—	—	2,249	—	11,099

	$815	$893	$(2,639)	1,044	3,979	(7,902)

Accretion of asset retirement obligation				50	46	71
Administrative				350	362	455
Interest				468	501	573
Foreign exchange (gain) loss, net				133	(251)	(150)
Other				21	2	2

				1,022	660	951

Net Earnings (Loss) Before Income Tax				22	3,319	(8,853)
Income tax expense (recovery)				17	976	(3,299)

Net Earnings (Loss) From Continuing Operations				$5	$2,343	$(5,554)

Encana Corporation	16	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

Results of Continuing Operations

Product and Divisional Information

	Canada Segment
	Canadian Division			Canada – Other			Total
For the years ended December 31	2011	2010	2009	2011	2010	2009	2011	2010	2009
Revenues, Net of Royalties	$2,872	$2,829	$3,362	$—	$—	$4,223	$2,872	$2,829	$7,585
Expenses
Production and mineral taxes	15	8	14	—	—	39	15	8	53
Transportation	250	197	154	—	—	596	250	197	750
Operating	620	563	522	—	—	626	620	563	1,148
Purchased product	—	—	—	—	—	(85)	—	—	(85)

Operating Cash Flow	$1,987	$2,061	$2,672	$—	$—	$3,047	$1,987	$2,061	$5,719

	Canadian Division
	Natural Gas			Oil & NGLs			Other
For the years ended December 31	2011	2010	2009	2011	2010	2009	2011	2010	2009
Revenues, Net of Royalties	$2,376	$2,480	$3,041	$453	$305	$277	$43	$44	$44
Expenses
Production and mineral taxes	10	7	11	5	1	3	—	—	—
Transportation	245	194	148	5	3	6	—	—	—
Operating	596	533	487	10	16	21	14	14	14

Operating Cash Flow	$1,525	$1,746	$2,395	$433	$285	$247	$29	$30	$30

	Total
	2011	2010	2009
Revenues, Net of Royalties	$2,872	$2,829	$3,362
Expenses
Production and mineral taxes	15	8	14
Transportation	250	197	154
Operating	620	563	522

Operating Cash Flow	$1,987	$2,061	$2,672

Encana Corporation	17	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

Results of Continuing Operations

Product and Divisional Information

	$0,000	$0,000	$0,000	$0,000	$0,000	$0,000	$0,000	$0,000	$0,000
	USA Division
	Natural Gas			Oil & NGLs			Other
For the years ended December 31	2011	2010	2009	2011	2010	2009	2011	2010	2009
Revenues, Net of Royalties	$3,664	$3,912	$4,222	$295	$244	$201	$63	$119	$114
Expenses
Production and mineral taxes	157	185	100	26	24	18	—	—	—
Transportation	728	662	530	—	—	—	—	—	—
Operating	423	397	313	3	—	—	18	75	107

Operating Cash Flow	$2,356	$2,668	$3,279	$266	$220	$183	$45	$44	$7

	Total
	2011	2010	2009
Revenues, Net of Royalties	$4,022	$4,275	$4,537
Expenses
Production and mineral taxes	183	209	118
Transportation	728	662	530
Operating	444	472	420

Operating Cash Flow	$2,667	$2,932	$3,469

	$0,000	$0,000	$0,000	$0,000	$0,000	$0,000	$0,000	$0,000	$0,000
	Canada – Other *
	Natural Gas			Oil & NGLs			Other
For the years ended December 31	2011	2010	2009	2011	2010	2009	2011	2010	2009
Revenues, Net of Royalties	$—	$—	$1,781	$—	$—	$2,287	$—	$—	$155
Expenses
Production and mineral taxes	—	—	15	—	—	23	—	—	1
Transportation	—	—	37	—	—	535	—	—	24
Operating	—	—	183	—	—	403	—	—	40
Purchased product	—	—	—	—	—	—	—	—	(85)

Operating Cash Flow	$—	$—	$1,546	$—	$—	$1,326	$—	$—	$175

	$0,000	$0,000	$0,000
	Total
	2011	2010	2009
Revenues, Net of Royalties	$—	$—	$4,223
Expenses
Production and mineral taxes	—	—	39
Transportation	—	—	596
Operating	—	—	626
Purchased product	—	—	(85)

Operating Cash Flow	$—	$—	$3,047

*	Includes the operations formerly known as the Canadian Plains Division and Integrated Oil – Canada.

	$0,000	$0,000	$0,000	$0,000	$0,000	$0,000	$0,000	$0,000	$0,000
	Market Optimization
	Marketing Sales			Upstream Eliminations			Total
For the years ended December 31	2011	2010	2009	2011	2010	2009	2011	2010	2009
Revenues, Net of Royalties	$6,680	$6,729	$8,665	$(5,977)	$(5,932)	$(7,058)	$703	$797	$1,607
Expenses
Production and mineral taxes	—	—	—	—	—	—	—	—	—
Transportation	506	384	377	(506)	(384)	(377)	—	—	—
Operating	75	76	66	(35)	(42)	(40)	40	34	26
Purchased product	6,035	6,236	8,180	(5,400)	(5,497)	(6,635)	635	739	1,545

Operating Cash Flow	$64	$33	$42	$(36)	$(9)	$(6)	$28	$24	$36

Encana Corporation	18	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

Capital Expenditures (Continuing Operations)

	$0,000	$0,000	$0,000
For the years ended December 31	2011	2010	2009
Capital
Canadian Division	$2,031	$2,214	$1,869
Canada – Other	—	—	848

Canada	2,031	2,214	2,717
USA	2,446	2,502	1,821
Market Optimization	2	2	2
Corporate & Other	131	61	85

	$4,610	$4,779	$4,625

Goodwill, Property, Plant and Equipment and Total Assets by Segment

	$0,000	$0,000	$0,000	$0,000	$0,000	$0,000
	Goodwill		Property, Plant and Equipment		Total Assets
As at December 31	2011	2010	2011	2010	2011	2010
Canada	$1,225	$1,252	$7,493	$8,703	$11,090	$10,685
USA	473	473	6,733	6,945	7,691	8,057
Market Optimization	—	—	108	121	166	195
Corporate & Other	—	—	1,723	1,424	4,468	4,070

Total	$1,698	$1,725	$16,057	$17,193	$23,415	$23,007

Goodwill, Property, Plant and Equipment and Total Assets by Geographic Region

	$0,000	$0,000	$0,000	$0,000	$0,000	$0,000
	Goodwill		Property, Plant and Equipment		Total Assets
As at December 31	2011	2010	2011	2010	2011	2010
Canada	$1,225	$1,252	$9,261	$10,194	$14,652	$14,323
United States	473	473	6,796	6,999	8,698	8,492
Other Countries	—	—	—	—	65	192

Total	$1,698	$1,725	$16,057	$17,193	$23,415	$23,007

Export Sales

Sales of natural gas, oil and NGLs produced or purchased in Canada delivered to customers outside of Canada were $266 million (2010 – $292 million; 2009 – $757 million).

Major Customers

In connection with the marketing and sale of Encana’s own and purchased natural gas and liquids for the year ended December 31, 2011, the Company had one customer (2010 – one; 2009 – one), which individually accounted for more than 10 percent of Encana’s consolidated revenues, net of royalties. Sales to this customer, which has an investment grade credit rating, were approximately $831 million (2010 – $1,055 million; 2009 – $1,755 million).

4. Discontinued Operations

As a result of the Split Transaction described in Note 2, Encana transferred its U.S. downstream refining operations to Cenovus. These operations have been accounted for as discontinued operations. Downstream refining operations focused on the refining of crude oil into petroleum and chemical products at two refineries located in the United States. These refineries were jointly owned with ConocoPhillips. There were no assets or liabilities related to discontinued operations as at December 31, 2011 and December 31, 2010.

Encana Corporation	19	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

CONSOLIDATED STATEMENT OF EARNINGS

The following table presents the effect of discontinued operations in the Consolidated Statement of Earnings:

	$0,000	$0,000	$0,000
For the years ended December 31	2011	2010	2009
Revenues, Net of Royalties	$—	$—	$4,804
Expenses
Operating	—	—	416
Purchased product	—	—	4,070
Depreciation, depletion and amortization	—	—	173
Administrative	—	—	44
Interest	—	—	163
Accretion of asset retirement obligation	—	—	2
Foreign exchange (gain) loss, net	—	—	1

	—	—	4,869

Net Earnings (Loss) Before Income Tax	—	—	(65)
Income tax expense (recovery)	—	—	(95)

Net Earnings From Discontinued Operations	$—	$—	$30

Net Earnings From Discontinued Operations per Common Share
Basic	$—	$—	$0.04
Diluted	$—	$—	$0.04

5. Acquisitions and Divestitures

	$0,000	$0,000	$0,000
For the years ended December 31	2011	2010	2009
Acquisitions
Canadian Division	$410	$592	$190
Canada – Other	—	—	3

Canada	410	592	193
USA	105	141	46
Corporate & Other	—	—	24

Total Acquisitions	515	733	263

Divestitures
Canadian Division	(350)	(288)	(1,000)
Canada – Other	—	—	(17)

Canada	(350)	(288)	(1,017)
USA	(1,730)	(595)	(73)
Corporate & Other	—	—	(88)

Total Divestitures	(2,080)	(883)	(1,178)

Net Acquisitions and Divestitures	$(1,565)	$(150)	$(915)

ACQUISITIONS

Acquisitions in Canada and the USA include land and property purchases that complement existing Company assets. For the year ended December 31, 2011, acquisitions totaled $515 million (2010 – $733 million; 2009 – $263 million).

DIVESTITURES

Divestitures in Canada and the USA primarily include the sale of non-core assets. For the year ended December 31, 2011, proceeds received on the sale of assets were $2,080 million (2010 – $883 million; 2009 – $1,178 million).

In 2011, the Canadian Division sold its interest in the Cabin natural gas processing plant for proceeds of $48 million. In 2011, the USA Division sold its Fort Lupton natural gas processing plant for proceeds of $296 million, its South Piceance natural gas gathering assets for proceeds of $547 million and the majority of the North Texas

Encana Corporation	20	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

natural gas producing properties for proceeds of $836 million. Cash taxes increased by $114 million as a result of the sale of the South Piceance assets and the North Texas assets. Divestiture amounts above are net of amounts recovered for capital expenditures incurred prior to the sale of certain natural gas gathering and processing assets.

During 2010 and 2009, divestitures in the Canadian Division and USA Division included the sale of mature conventional oil and natural gas assets.

Proceeds from these transactions were reflected as a reduction of the applicable full cost pool.

6. Interest

	$0,000	$0,000	$0,000
For the years ended December 31	2011	2010	2009
Interest Expense – Debt	$488	$485	$533
Interest Expense – Other	(20)	16	40

	$468	$501	$573

7. Foreign Exchange (Gain) Loss, Net

	$0,000	$0,000	$0,000
For the years ended December 31	2011	2010	2009
Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$107	$(282)	$(928)
Translation of U.S. dollar risk management contracts issued from Canada	(11)	4	249
Translation of U.S. dollar partnership contribution receivable issued from Canada *	—	—	448

	96	(278)	(231)
Foreign Exchange on Intercompany Transactions	18	1	85

	114	(277)	(146)
Other Monetary Revaluations and Settlements	19	26	(4)

	$133	$(251)	$(150)

*	The Partnership Contribution Receivable was transferred to Cenovus under the Split Transaction.

8. Income Taxes

The provision for income taxes is as follows:

	$0,000	$0,000	$0,000
For the years ended December 31	2011	2010	2009
Current
Canada	$(373)	$(234)	$1,535
United States	102	(49)	279
Other Countries	76	70	64

Total Current Tax Expense (Recovery)	(195)	(213)	1,878

Deferred
Canada	(227)	440	(2,533)
United States	442	749	(2,644)
Other Countries	(3)	—	—

Total Deferred Tax Expense (Recovery)	212	1,189	(5,177)

	$17	$976	$(3,299)

Encana Corporation	21	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

For the years ended December 31	2011	2010	2009
Net Earnings (Loss) Before Income Tax
Canada	$(1,973)	$890	$(3,425)
United States	1,477	1,928	(5,894)
Other Countries	518	501	466

Total Net Earnings (Loss) Before Income Tax	22	3,319	(8,853)
Canadian Statutory Rate	26.5%	28.2%	29.2%

Expected Income Tax	6	936	(2,585)
Effect on Taxes Resulting from:
Statutory and other rate differences	118	101	(389)
Effect of legislative changes	—	13	—
International financing	(65)	(78)	(101)
Foreign exchange (gains) losses not included in net earnings	(3)	6	20
Non-taxable capital (gains) losses	20	(38)	(71)
Other	(59)	36	(173)

	$17	$976	$(3,299)

Effective Tax Rate	77.3%	29.4%	37.3%

The net deferred income tax liability consists of:

As at December 31	2011	2010
Deferred Income Tax Liabilities
Property, plant and equipment	$661	$503
Risk management	640	377
Unrealized foreign exchange gains	182	240
Other	44	24

Deferred Income Tax Assets
Property, plant and equipment	(200)	(342)
Compensation plans	(112)	(99)
Accrued and unpaid expense	(75)	(82)
Non-capital and net capital losses carried forward	(121)	(286)
Alternative minimum tax and foreign tax credits	(152)	(38)
Other	(102)	(45)

Net Deferred Income Tax Liability	$765	$252

The net deferred income tax liability is reflected in the Consolidated Balance Sheet as follows:

As at December 31	2011	2010
Current deferred income tax liability	$442	$92
Non-current deferred income tax liability	511	430
Non-current deferred income tax asset	(188)	(270)

Net Deferred Income Tax Liability	$765	$252

The approximate amounts of tax pools available are as follows:

As at December 31	2011	2010
Canada	$7,852	$8,086
United States	5,037	6,200

	$12,889	$14,286

Included in the above tax pools are $476 million (2010 – $978 million) related to non-capital and net capital losses available for carry forward to reduce taxable income in future years. The non-capital losses expire between 2015 and 2031.

Encana Corporation	22	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

As at December 31, 2011, approximately $3.8 billion of Encana’s unremitted earnings from its foreign subsidiaries were considered to be permanently reinvested outside of Canada and accordingly Encana has not recognized a deferred tax liability for Canadian income taxes in respect of such earnings. If such earnings were to be remitted to Canada, Encana may be subject to Canadian income taxes and foreign withholding taxes. However, determination of any potential amount of unrecognized deferred income tax liabilities is not practicable.

The following table presents changes in the balance of Encana’s unrecognized tax benefits excluding interest:

For the years ended December 31	2011	2010
Balance, Beginning of Year	$252	$255
Additions for tax positions taken in current year	2	22
Additions for tax positions of prior years	7	7
Reductions for tax positions of prior years	—	(18)
Lapse of statute of limitations	(1)	(1)
Settlements	(92)	(26)
Foreign currency translation	(3)	13

Balance, End of Year	$165	$252

The unrecognized tax benefit is reflected in the Consolidated Balance Sheet as follows:

As at December 31	2011	2010
Income tax receivable	$13	$11
Other liabilities and provisions (See Note 16)	178	224
Current deferred income tax liability	12	19
Non-current deferred income tax liability	(38)	(2)

	$165	$252

If recognized, all of Encana’s unrecognized tax benefits as at December 31, 2011 would affect Encana’s effective income tax rate. Encana does not anticipate that the amount of unrecognized tax benefits will significantly change during the next 12 months.

Encana accrues and recognizes interest related to unrecognized tax benefits in interest expense. During 2011, Encana recognized a recovery of $18 million (2010 – $3 million; 2009 – $9 million) in interest expense. At December 31, 2011, Encana had a liability of $11 million (2010 – $29 million liability) for accrued interest in respect of unrecognized tax benefits.

Included below is a summary of the tax years, by jurisdiction, that remain subject to examination by the taxation authorities.

Jurisdiction	Taxation Year
Canada – Federal	2004 – 2011
Canada – Provincial	2004 – 2011
United States – Federal	2008 – 2011
United States – State	2007 – 2011
Other	2007 – 2011

Encana and its subsidiaries file income tax returns primarily in Canada and the United States. Issues in dispute for audited years and audits for subsequent years are ongoing and in various stages of completion.

Encana Corporation	23	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

9. Accounts Receivable and Accrued Revenues

As at December 31	2011	2010
Trade Receivables and Accrued Revenues	$991	$1,000
Prepaids, Deposits and Other	103	126

	1,094	1,126
Allowance for Doubtful Accounts	(19)	(20)

	$1,075	$1,106

Trade receivables are non-interest bearing. In determining the recoverability of trade receivables, the Company considers the age of the outstanding receivable and the credit worthiness of the counterparties. See Note 21 for further information about credit risk.

10. Property, Plant and Equipment, Net

	2011			2010
As at December 31	Cost	Accumulated DD&A*	Net	Cost	Accumulated DD&A*	Net
Canada
Proved properties	$27,259	$(20,906)	$6,353	$24,820	$(17,985)	$6,835
Unproved properties	968	—	968	1,114	—	1,114
Other	172	—	172	754	—	754

	28,399	(20,906)	7,493	26,688	(17,985)	8,703

USA
Proved properties	23,319	(17,294)	6,025	21,834	(16,051)	5,783
Unproved properties	458	—	458	1,044	—	1,044
Other	250	—	250	118	—	118

	24,027	(17,294)	6,733	22,996	(16,051)	6,945

Market Optimization	223	(115)	108	227	(106)	121
Corporate & Other	2,215	(492)	1,723	1,937	(513)	1,424

	$54,864	$(38,807)	$16,057	$51,848	$(34,655)	$17,193

*	Depreciation, depletion and amortization.

Canada and USA property, plant and equipment include internal costs directly related to exploration, development and construction activities of $415 million capitalized during the year ended December 31, 2011 (2010 – $362 million). Costs classified as indirect administrative costs have not been capitalized as part of the capital expenditures. Included in Corporate and Other are $112 million (2010 – $167 million) of international property costs, which have been fully impaired.

For the year ended December 31, 2011, ceiling test impairments of $2,249 million were recognized in the Canadian cost centre. The ceiling test impairments primarily resulted from the decline in 12-month average trailing natural gas prices. No ceiling test impairments were recognized for the year ended December 31, 2010. For the year ended December 31, 2009, ceiling test impairments of $4,814 million and $6,285 million were recognized in the Canadian and U.S. cost centres, respectively.

The 12-month average trailing prices used in the ceiling test evaluations reflect benchmark prices adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality. The benchmark prices are disclosed in Note 24.

DIVESTITURES

As disclosed in Note 5, the Company divested non-core assets within Canada and the USA. Proceeds of $350 million (2010 – $288 million; 2009 – $1,017 million) in Canada and proceeds of $1,730 million (2010 – $595 million; 2009 – $73 million) in the USA have been deducted from each respective full cost pool.

Encana Corporation	24	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

2012 DIVESTITURES

In December 2011, Encana announced it agreed to sell two natural gas processing plants in the Cutbank Ridge area of British Columbia and Alberta for proceeds of approximately C$920 million. The sale closed on February 9, 2012 and the proceeds were received.

Also during 2011, Encana entered into negotiations with Mitsubishi Corporation (“Mitsubishi”) to jointly develop certain undeveloped lands owned by Encana. On February 17, 2012, Encana announced that the Company and Mitsubishi had entered into a partnership agreement for the development of Cutbank Ridge lands in British Columbia. Under the agreement, Encana will own 60 percent and Mitsubishi will own 40 percent of the partnership. Mitsubishi agreed to initially invest approximately C$1.45 billion on closing and will invest approximately C$1.45 billion in addition to its 40 percent of the partnership’s future capital investment for a commitment period, which is expected to be about five years, thereby reducing Encana’s capital funding commitments to 30 percent of the total expected capital investment over that period. The transaction does not include any of Encana’s current Cutbank Ridge production, processing plants, gathering systems or the Company’s Alberta landholdings. The transaction closed on February 24, 2012 and C$1.45 billion was received.

The Cutbank Ridge divestitures discussed above did not give rise to a change in the Company’s reserves quantities in the Canadian cost centre by more than 25 percent. Accordingly, amounts received during 2012 with respect to these divestitures will be deducted from the Canada full cost pool for the year ended December 31, 2012.

CAPITAL LEASES AND OTHER

During 2011, the Company entered into a capital lease arrangement in the USA whereby the beneficial rights of ownership of specific equipment will be conveyed to Encana over the next five years. The Company recorded an asset under capital lease with a corresponding capital lease obligation totaling $158 million. Subsequent to entering into the arrangement, $155 million of the capital lease obligation was paid by Encana. As at December 31, 2011, the carrying value of the equipment under capital lease is $147 million.

In 2008, Encana signed the contract for the design and construction of the Production Field Centre (“PFC”) for the Deep Panuke project. As at December 31, 2011, Canada property, plant and equipment and total assets include Encana’s accrual to date of $607 million (2010 – $528 million) related to this offshore facility as an asset under construction.

In 2007, Encana announced that it had entered into a 25-year lease agreement with a third-party developer for The Bow office project. As at December 31, 2011, Corporate and Other property, plant and equipment and total assets include Encana’s accrual to date of $1,309 million (2010 – $1,090 million) related to this office project as an asset under construction.

Corresponding liabilities for the PFC and The Bow office project are included in other liabilities and provisions in the Consolidated Balance Sheet and as disclosed in Note 16. There is no effect on the Company’s current net earnings or cash flows related to the capitalization of the PFC or The Bow office project.

11. Cash in Reserve

Cash in reserve as at December 31, 2011 total $469 million (2010 – $86 million). The monies, which are segregated or held in escrow, include amounts received from counterparties related to jointly controlled assets and amounts placed in escrow for a possible qualifying like-kind exchange for U.S. income tax purposes and are not available for general operating use.

Encana Corporation	25	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

12. Other Assets

As at December 31	2011	2010
Deferred Charges and Debt Transaction Costs	$67	$53
Long-Term Receivable	83	80
Long-Term Investments and Other	245	34

	$395	$167

13. Goodwill

As at December 31	2011	2010
Canada	$1,225	$1,252
USA	473	473

	$1,698	$1,725

There have been no additions or dispositions of goodwill during 2011 or 2010 and the Company has not recognized any previous goodwill impairments. The change in the Canada goodwill balance between December 31, 2011 and December 31, 2010 reflects movements due to foreign currency translation.

Goodwill was assessed for impairment as at December 31, 2011 and December 31, 2010. The fair values of the Canada and USA reporting units were determined to be greater than the respective carrying values of the reporting units. Accordingly, no goodwill impairments were recognized.

14. Accounts Payable and Accrued Liabilities

As at December 31	2011	2010
Trade Payables	$579	$458
Capital Accruals	517	560
Royalty and Production Accruals	580	546
Other Accruals	514	572
Interest Payable	124	133
Outstanding Disbursements	68	70
Asset Retirement Obligation	46	54

	$2,428	$2,393

Payables and accruals are non-interest bearing. Interest payable represents amounts accrued related to Encana’s unsecured notes as disclosed in Note 15. Outstanding disbursements represent outstanding wire payments and cheques issued, which have not been presented to the Company’s banks for collection.

Encana Corporation	26	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

15. Long-Term Debt

As at December 31	Note	C$ Principal Amount	2011	2010
Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	A	$—	$—	$—
Canadian Unsecured Notes:	B
4.30% due March 12, 2012		500	492	503
5.80% due January 18, 2018		750	737	754

		$1,250	1,229	1,257

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	A		—	—
U.S. Unsecured Notes:	B
6.30% due November 1, 2011			—	500
4.75% due October 15, 2013			500	500
5.80% due May 1, 2014			1,000	1,000
5.90% due December 1, 2017			700	700
6.50% due May 15, 2019			500	500
3.90% due November 15, 2021			600	—
8.125% due September 15, 2030			300	300
7.20% due November 1, 2031			350	350
7.375% due November 1, 2031			500	500
6.50% due August 15, 2034			750	750
6.625% due August 15, 2037			500	500
6.50% due February 1, 2038			800	800
5.15% due November 15, 2041			400	—

			6,900	6,400

Total Principal	F		8,129	7,657
Increase in Value of Debt Acquired	C		46	50
Debt Discounts	D		(25)	(25)
Current Portion of Long-Term Debt	E		(492)	(500)

			$7,658	$7,182

A) REVOLVING CREDIT AND TERM LOAN BORROWINGS

During 2011, the Company issued commercial paper and borrowed on its revolving credit facilities. There are no outstanding balances at December 31, 2011. Standby fees paid in 2011 relating to Canadian and U.S. revolving credit and term loan agreements were approximately $5 million (2010 – $5 million; 2009 – $4 million).

Encana is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants.

Canadian Revolving Credit and Term Loan Borrowings

At December 31, 2011, Encana had in place a committed revolving bank credit facility for C$4.0 billion or its equivalent amount in U.S. dollars ($3.9 billion). The facility, which matures in October 2015, is fully revolving up to maturity. The facility is extendible from time to time, but not more than once per year, for a period not longer than five years plus 90 days from the date of the extension request, at the option of the lenders and upon notice from Encana. The facility is unsecured and bears interest at the lenders’ rates for Canadian prime, U.S. base rate or Bankers’ Acceptances plus applicable margins, or at LIBOR plus applicable margins. At December 31, 2011, $3.9 billion of the revolving bank credit facility remains unused.

U.S. Revolving Credit and Term Loan Borrowings

At December 31, 2011, one of Encana’s subsidiaries had in place a committed revolving bank credit facility for $1.0 billion. The facility, which matures in October 2015, is guaranteed by Encana Corporation and is fully

Encana Corporation	27	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

revolving up to maturity. The facility is extendible from time to time, but not more than once per year, for a period not longer than five years plus 90 days from the date of the extension request, at the option of the lenders and upon notice from the subsidiary. This facility bears interest at either the lenders’ U.S. base rate or at LIBOR plus applicable margins. At December 31, 2011, $999 million of the revolving bank credit facility remains unused.

B) UNSECURED NOTES

Unsecured notes include medium-term notes and senior notes that are issued from time to time under trust indentures and have equal priority with respect to the payment of both principal and interest.

Canadian Unsecured Notes

Encana has in place a debt shelf prospectus for Canadian unsecured medium-term notes in the amount of C$2.0 billion ($2.0 billion). The shelf prospectus provides that debt securities in Canadian dollars or other foreign currencies may be issued from time to time in one or more series. Terms of the notes, including interest at either fixed or floating rates and maturity dates, are determined by reference to market conditions at the date of issue. The shelf prospectus was filed in May 2011 and expires in June 2013. At December 31, 2011, C$2.0 billion ($2.0 billion) of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions.

U.S. Unsecured Notes

Encana has in place a debt shelf prospectus for U.S. unsecured notes in the amount of $4.0 billion under the multijurisdictional disclosure system. The shelf prospectus provides that debt securities in U.S. dollars or other foreign currencies may be issued from time to time in one or more series. Terms of the notes, including interest at either fixed or floating rates and maturity dates, are determined by reference to market conditions at the date of issue. The shelf prospectus was filed in April 2010 and expires in May 2012.

On November 14, 2011, Encana completed a public offering in the U.S. of senior unsecured notes of $600 million with a coupon rate of 3.90 percent due November 15, 2021 and $400 million with a coupon rate of 5.15 percent due November 15, 2041. The net proceeds of the offering totaling $989 million were used to repay a portion of Encana’s commercial paper indebtedness, a portion of which was incurred to repay Encana’s $500 million 6.30 percent notes that matured November 1, 2011.

At December 31, 2011, $3.0 billion of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions.

The 5.80 percent notes due May 1, 2014 were issued by the Company’s indirect 100 percent owned subsidiary, Encana Holdings Finance Corp. This note is fully and unconditionally guaranteed by Encana Corporation.

C) INCREASE IN VALUE OF DEBT ACQUIRED

Certain of the notes and debentures of the Company were acquired in business combinations and were accounted for at their fair value at the dates of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 19 years.

D) DEBT DISCOUNTS

Long-term debt premiums and discounts are capitalized within long-term debt and are being amortized using the effective interest method. During 2011, $3 million (2010 – nil) in discounts have been capitalized related to the issuance of U.S. unsecured notes.

Encana Corporation	28	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

E) CURRENT PORTION OF LONG-TERM DEBT

	$000,000	$000,000	$000,000
As at December 31	C$ Principal Amount	2011	2010
6.30% due November 1, 2011	$—	$—	$500
4.30% due March 12, 2012	500	492	—

	$500	$492	$500

F) MANDATORY DEBT PAYMENTS

As at December 31	C$ Principal Amount	US$ Principal Amount	Total US$ Equivalent
2012	$500	$—	$492
2013	—	500	500
2014	—	1,000	1,000
2015	—	—	—
2016	—	—	—
Thereafter	750	5,400	6,137

Total	$1,250	$6,900	$8,129

Long-term debt is accounted for at amortized cost using the effective interest method of amortization. At December 31, 2011, long-term debt had a carrying value of $8,150 million and a fair value of $9,215 million (2010 – $7,682 million carrying value and a fair value of $8,488 million). The estimated fair value of long-term borrowings is categorized within level 2 of the fair value hierarchy and has been determined based on market information, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end.

16. Other Liabilities and Provisions

	$000,000	$000,000
As at December 31	2011	2010
Asset under Construction – The Bow Office Project (See Note 10)	$1,309	$1,090
Asset under Construction – Production Field Centre (See Note 10)	607	528
Unrecognized Tax Benefits (See Note 8)	178	224
Pensions and Other Post-Employment Benefits (See Note 19)	184	131
Other	23	32

	$2,301	$2,005

As described in Note 10, Encana has recognized The Bow office project as an asset under construction. The construction costs have been recognized as an asset with a corresponding liability. During 2012, Encana will assume occupancy of The Bow office premises, at which time the Company will commence payments to the third-party developer. Over the 25-year term of the agreement, Encana will depreciate The Bow asset and reduce the accrued liability. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized. The total undiscounted future payments related to The Bow office commitment are outlined below. In conjunction with the Split Transaction as described in Note 2, Encana has subleased part of The Bow office space to Cenovus. Expected sublease recoveries from Cenovus are outlined below.

(undiscounted)	2012	2013	2014	2015	2016	Thereafter	Total
Expected future payments	$38	$90	$91	$92	$93	$2,112	$2,516

Sublease recoveries	$(25)	$(45)	$(45)	$(46)	$(46)	$(1,045)	$(1,252)

Encana Corporation	29	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

As described in Note 10, during the construction phase of the PFC, Encana has recognized an asset under construction with a corresponding liability as disclosed above. Upon commencement of operations in 2012, Encana will recognize the PFC as a capital lease. Encana’s total discounted future payments related to the PFC total $564 million. The total undiscounted future payments related to the PFC are outlined below.

(undiscounted)	2012	2013	2014	2015	2016	Thereafter	Total
Expected future payments	$45	$89	$89	$89	$89	$310	$711

17. Asset Retirement Obligation

As at December 31	2011	2010
Asset Retirement Obligation, Beginning of Year	$820	$787
Liabilities Incurred	43	101
Liabilities Settled	(49)	(26)
Liabilities Divested	(62)	(75)
Change in Estimated Future Cash Outflows	132	(38)
Accretion Expense	50	46
Foreign Currency Translation and Other	(13)	25

Asset Retirement Obligation, End of Year	$921	$820

As at December 31	2011	2010
Current Portion (See Note 14)	$46	$54
Long-Term Portion	875	766

	$921	$820

Encana is responsible for the retirement of long-lived assets related to its oil and gas assets and midstream assets at the end of their useful lives.

The Company’s December 31, 2011 obligation has been discounted using a weighted average credit-adjusted risk-free rate of 6.00 percent (2010 – 6.27 percent). The total undiscounted amount of estimated cash flows required to settle the obligation is $4,522 million (2010 – $4,696 million). Most of these obligations are not expected to be paid for several years, or decades, in the future and will be funded from general Company resources at that time.

18. Share Capital

AUTHORIZED

The Company is authorized to issue an unlimited number of no par value common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares.

ISSUED AND OUTSTANDING

	2011		2010
As at December 31	Number (millions)	Amount	Number (millions)	Amount
Common Shares Outstanding, Beginning of Year	736.3	$2,352	751.3	$2,393
Common Shares Issued under Option Plans	—	2	0.4	5
Stock-Based Compensation	—	—	—	2
Common Shares Purchased	—	—	(15.4)	(48)

Common Shares Outstanding, End of Year	736.3	$2,354	736.3	$2,352

Encana Corporation	30	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

EARNINGS PER COMMON SHARE

The following table presents the computation of earnings per common share:

For the years ended December 31 (millions, except per share amounts)	2011	2010	2009
Net Earnings (Loss) from Continuing Operations	$5	$2,343	$(5,554)
Net Earnings from Discontinued Operations	—	—	30

Net Earnings (Loss)	5	2,343	(5,524)

Number of Common Shares:
Weighted Average Common Shares Outstanding – Basic	736.3	739.7	751.0
Effect of Dilutive Securities	0.9	0.1	0.4

Weighted Average Common Shares Outstanding – Diluted	737.2	739.8	751.4

Net Earnings (Loss) from Continuing Operations per Common Share
Basic	$0.01	$3.17	$(7.40)
Diluted	$0.01	$3.17	$(7.40)

Net Earnings from Discontinued Operations per Common Share
Basic	$—	$—	$0.04
Diluted	$—	$—	$0.04

Net Earnings (Loss) per Common Share
Basic	$0.01	$3.17	$(7.36)
Diluted	$0.01	$3.17	$(7.36)

NORMAL COURSE ISSUER BID

In 2011, 2010 and 2009, Encana had approval from the Toronto Stock Exchange to purchase common shares under a Normal Course Issuer Bid (“NCIB”). Encana was entitled to purchase, for cancellation, up to 36.8 million common shares under the most recent NCIB, which commenced on December 14, 2010 and expired on December 13, 2011. The Company has not renewed its NCIB and did not purchase any of its common shares during 2011.

During 2010, the Company purchased approximately 15.4 million common shares for total consideration of approximately $499 million. Of the amount paid, $6 million was charged to paid in surplus, $48 million was charged to share capital and $445 million was charged to retained earnings.

During 2009, the Company did not purchase any of its common shares.

DIVIDENDS

For the year ended December 31, 2011, Encana made dividend payments of $588 million, or $0.80 per share (2010 – $590 million or $0.80 per share; 2009 – $1,051 million or $1.40 per share). The Company’s quarterly dividend payment in 2011 and 2010 was $0.20 per share. For the first three quarters of 2009, Encana paid a quarterly dividend of $0.40 per share. Following the Split Transaction in the fourth quarter of 2009, Encana paid a quarterly dividend of $0.20 per share.

On February 16, 2012, the Board declared a dividend of $0.20 per common share, which was paid on March 30, 2012.

ENCANA PERFORMANCE SHARE UNITS

In April 2009, the remaining 0.5 million common shares held in trust relating to Encana’s Performance Share Unit Plan were sold for total consideration of $25 million. Of the amount received, $19 million was credited to share capital and $6 million to paid in surplus, representing the excess consideration received over the original price of the common shares acquired by the trust. Effective May 15, 2009, the trust agreement was terminated.

Encana Corporation	31	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

ENCANA STOCK OPTION PLAN

Encana has stock-based compensation plans that allow employees to purchase common shares of the Company. Option exercise prices are not less than the market value of the common shares on the date the options were granted. Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years and expire five years after the date granted.

All options outstanding as at December 31, 2011 have associated Tandem Stock Appreciation Rights (“TSARs”) attached. In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of the exercise over the original grant price. In addition, certain stock options granted are performance-based. The Performance TSARs vest and expire under the same terms and conditions as the underlying option. Vesting is also subject to Encana attaining prescribed performance relative to predetermined key measures. Historically, most holders of options with TSARs have elected to exercise their stock options as a Stock Appreciation Right (“SAR”) in exchange for a cash payment. See Note 19 for further information on Encana’s outstanding and exercisable TSARs and Performance TSARs.

At December 31, 2011, there were 10.9 million common shares reserved for issuance under stock option plans (2010 – 11.8 million; 2009 – 9.6 million).

ENCANA RESTRICTED SHARE UNITS (“RSUs”)

Encana has a stock-based compensation plan whereby eligible employees are granted RSUs. An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, and in accordance with the terms of the RSU Plan and Grant Agreement. The value of one RSU is notionally equivalent to one Encana common share. RSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date. The Company intends to settle vested RSUs in cash on the vesting date. See Note 19 for further information on Encana’s outstanding RSUs.

ENCANA SHARE UNITS HELD BY CENOVUS EMPLOYEES

In conjunction with the Split Transaction, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units. Share units include TSARs, Performance TSARs, SARs and Performance SARs. The terms and conditions of the share units are similar to the terms and conditions of the original share units.

With respect to the Encana share units held by Cenovus employees and the Cenovus share units held by Encana employees, both Encana and Cenovus have agreed to reimburse each other for share units exercised for cash by their respective employees. Accordingly, for Encana share units held by Cenovus employees, Encana has recorded a payable to Cenovus employees and a receivable due from Cenovus. The payable to Cenovus employees and the receivable due from Cenovus is based on the fair value of the Encana share units determined using the Black-Scholes-Merton model (See Notes 19 and 20). There is no impact on Encana’s net earnings for the share units held by Cenovus employees. TSARs and Performance TSARs held by Cenovus employees will expire by December 2014. No further Encana share units will be granted to Cenovus employees.

Encana Corporation	32	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

Cenovus employees may exercise Encana TSARs and Encana Performance TSARs in exchange for Encana common shares. The following table summarizes the Encana TSARs and Performance TSARs held by Cenovus employees as at December 31, 2011:

Canadian Dollar Denominated (C$)	Number (millions)	Weighted Average Exercise Price
Encana TSARs held by Cenovus employees
Outstanding, End of Year	4.3	32.39
Exercisable, End of Year	3.6	33.01

Encana Performance TSARs held by Cenovus employees
Outstanding, End of Year	6.1	31.68
Exercisable, End of Year	4.9	32.37

At December 31, 2011 and December 31, 2009, the balance in paid in surplus relates to stock-based compensation programs.

19. Compensation Plans

Encana has a number of compensation arrangements that form the Company’s long-term incentive plan awarded to eligible employees. They include TSARs, Performance TSARs, SARs, Performance SARs, Performance Share Units (“PSUs”), Deferred Share Units (“DSUs”), RSUs and a Restricted Cash Plan. The majority of these compensation arrangements are share-based.

Encana accounts for TSARs, Performance TSARs, SARs, Performance SARs and RSUs held by Encana employees as cash-settled share-based payment transactions and, accordingly, accrues compensation costs over the vesting period based on the fair value of the rights determined using the Black-Scholes-Merton model. TSARs, Performance TSARs, SARs and Performance SARs granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years and expire five years after the date granted. RSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date.

As at December 31, 2011, the fair value of the Encana share units held by Encana employees was estimated using the following weighted average assumptions: risk-free rate of 0.97 percent, dividend yield of 4.19 percent, volatility of 31.59 percent, expected term of 2.0 years and an Encana market share price of C$18.89. As at December 31, 2011, the fair value of the Cenovus share units held by Encana employees was estimated using the following weighted average assumptions: risk-free rate of 0.97 percent, dividend yield of 2.36 percent, volatility of 32.48 percent, expected term of 0.9 years and a Cenovus market share price of C$33.83.

As at December 31, 2010, the fair value of the Encana share units held by Encana employees was estimated using the following weighted average assumptions: risk-free rate of 1.70 percent, dividend yield of 2.83 percent, volatility of 21.70 percent, expected term of 1.67 years and an Encana market share price of C$29.09. As at December 31, 2010, the fair value of the Cenovus share units held by Encana employees was estimated using the following weighted average assumptions: risk-free rate of 1.70 percent, dividend yield of 2.40 percent, volatility of 22.55 percent, expected term of 1.27 years and a Cenovus market share price of C$33.28.

For both Encana and Cenovus share units held by Encana employees, volatility was estimated using historical and implied volatility rates.

Encana Corporation	33	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The amounts recognized for share-based payment transactions are as follows:

For the years ended December 31	2011	2010	2009
Compensation Costs Recorded for Cash-Settled Transactions	$28	$36	$36
Compensation Costs Recorded for Equity-Settled Transactions	—	2	1

Total Compensation Costs	28	38	37
Less: Total Compensation Costs Capitalized	(14)	(11)	(13)

Total Compensation Expense	$14	$27	$24

Liability for Cash-Settled Share-Based Payment Transactions	$155	$224	$234
Liability for Vested Cash-Settled Share-Based Payment Transactions	$40	$78	$68

Of the total compensation expense, $8 million (2010 – $12 million; 2009 – $10 million) was included in operating costs and $6 million (2010 – $15 million; 2009 – $13 million) was included in administrative expenses.

The following sections outline certain information related to Encana’s compensation plans as at December 31, 2011.

A) TANDEM STOCK APPRECIATION RIGHTS

All options to purchase common shares issued under the Encana Stock Option Plan have associated TSARs attached. In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the exercise price. The TSARs vest and expire under the same terms and conditions as the underlying option.

The following table summarizes information related to the Encana TSARs held by Encana employees:

	2011		2010
As at December 31	Outstanding TSARs	Weighted Average Exercise Price	Outstanding TSARs	Weighted Average Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	14,240,267	30.89	12,473,214	28.85
Granted	9,628,250	25.13	4,796,595	32.59
Exercised – SARs	(3,327,083)	26.08	(2,499,993)	23.97
Exercised – Options	(39,020)	25.45	(97,136)	20.90
Forfeited	(1,111,989)	32.29	(432,413)	32.87

Outstanding, End of Year	19,390,425	28.79	14,240,267	30.89

Exercisable, End of Year	6,258,506	32.64	7,301,991	29.47

	Outstanding Encana TSARs			Exercisable Encana TSARs
As at December 31, 2011 Range of Exercise Price (C$)	Number of TSARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of TSARs	Weighted Average Exercise Price
10.00 to 19.99	28,375	4.90	19.35	—	—
20.00 to 29.99	9,398,830	3.51	24.31	2,642,733	29.25
30.00 to 39.99	9,847,670	3.00	32.90	3,500,223	34.79
40.00 to 49.99	114,050	1.41	45.01	114,050	45.01
50.00 to 59.99	1,500	1.39	50.39	1,500	50.39

	19,390,425	3.24	28.79	6,258,506	32.64

Encana Corporation	34	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The following tables summarize information related to the Cenovus TSARs held by Encana employees:

	2011		2010
As at December 31	Outstanding TSARs	Weighted Average Exercise Price	Outstanding TSARs	Weighted Average Exercise Price
Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	8,213,658	27.81	12,482,694	26.08
Exercised – SARs	(4,081,292)	26.17	(3,847,458)	22.25
Exercised – Options	(55,310)	23.10	(105,469)	19.37
Forfeited	(142,049)	30.01	(316,109)	29.86

Outstanding, End of Year	3,935,007	29.49	8,213,658	27.81

Exercisable, End of Year	3,203,340	30.22	5,977,506	27.38

	Outstanding Cenovus TSARs			Exercisable Cenovus TSARs
As at December 31, 2011 Range of Exercise Price (C$)	Number of TSARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of TSARs	Weighted Average Exercise Price

20.00 to 29.99	2,196,637	1.52	26.47	1,465,170	26.55
30.00 to 39.99	1,671,220	1.09	32.93	1,671,020	32.93
40.00 to 49.99	67,150	1.44	42.88	67,150	42.88

	3,935,007	1.34	29.49	3,203,340	30.22

During the year, Encana recorded a reduction in compensation costs of $4 million related to the Encana TSARs and compensation costs of $6 million related to the Cenovus TSARs (2010 – reduction of compensation costs of $29 million related to the Encana TSARs and compensation costs of $32 million related to the Cenovus TSARs; 2009 – reduction of compensation costs of $33 million relating to the outstanding TSARs prior to the Split Transaction, a reduction of compensation costs of $12 million related to the Encana TSARs and compensation costs of $46 million related to the Cenovus TSARs).

B) PERFORMANCE TANDEM STOCK APPRECIATION RIGHTS

From 2007 to 2009, Encana granted Performance TSARs. In lieu of exercising the option, the option holder has the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the exercise price. The Performance TSARs vest and expire under the same terms and conditions as the underlying option. Vesting is also subject to Encana attaining prescribed performance relative to an internal recycle ratio and predetermined key measures. Performance TSARs that do not vest when eligible are forfeited.

Encana Corporation	35	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The following tables summarize information related to the Encana Performance TSARs held by Encana employees:

	2011		2010
As at December 31	Outstanding Performance TSARs	Weighted Average Exercise Price	Outstanding Performance TSARs	Weighted Average Exercise Price
Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	9,107,569	31.46	10,461,901	31.42
Exercised – SARs	(504,902)	29.32	(251,443)	29.36
Exercised – Options	(148)	29.04	(171)	29.04
Forfeited	(723,389)	32.48	(1,102,718)	31.51

Outstanding, End of Year	7,879,130	31.50	9,107,569	31.46

Exercisable, End of Year	6,449,374	32.05	4,994,939	31.42

	Outstanding Encana Performance TSARs			Exercisable Encana Performance TSARs
As at December 31, 2011 Range of Exercise Price (C$)	Number of TSARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of TSARs	Weighted Average Exercise Price
20.00 to 29.99	5,379,019	1.29	29.21	3,949,263	29.27
30.00 to 39.99	2,500,111	1.12	36.44	2,500,111	36.44

	7,879,130	1.24	31.50	6,449,374	32.05

The following tables summarize information related to the Cenovus Performance TSARs held by Encana employees:

	2011		2010
As at December 31	Outstanding Performance TSARs	Weighted Average Exercise Price	Outstanding Performance TSARs	Weighted Average Exercise Price
Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	8,940,486	28.49	10,462,643	28.42
Exercised – SARs	(2,757,597)	28.22	(410,520)	26.54
Exercised – Options	(3,152)	26.62	(991)	26.46
Forfeited	(428,379)	28.85	(1,110,646)	28.49

Outstanding, End of Year	5,751,358	28.60	8,940,486	28.49

Exercisable, End of Year	4,318,686	29.37	4,827,858	28.49

	Outstanding Cenovus Performance TSARs			Exercisable Cenovus Performance TSARs
As at December 31, 2011 Range of Exercise Price (C$)	Number of TSARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of TSARs	Weighted Average Exercise Price
20.00 to 29.99	3,807,547	1.56	26.37	2,374,875	26.43
30.00 to 39.99	1,943,811	1.12	32.96	1,943,811	32.96

	5,751,358	1.41	28.60	4,318,686	29.37

During the year, Encana recorded a reduction in compensation costs of $12 million related to the Encana Performance TSARs and compensation costs of $14 million related to the Cenovus Performance TSARs (2010 – reduction of compensation costs of $18 million related to the Encana Performance TSARs and compensation

Encana Corporation	36	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

costs of $24 million related to the Cenovus Performance TSARs; 2009 – reduction of compensation costs of $6 million relating to the outstanding Performance TSARs prior to the Split Transaction, a reduction of compensation costs of $2 million related to the Encana Performance TSARs and compensation costs of $19 million related to Cenovus Performance TSARs).

C) STOCK APPRECIATION RIGHTS

During 2008 and 2009, Canadian dollar denominated SARs were granted to employees, which entitle the employee to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the exercise price of the right.

The following tables summarize information related to the Encana SARs held by Encana employees:

	2011		2010
As at December 31	Outstanding SARs	Weighted Average Exercise Price	Outstanding SARs	Weighted Average Exercise Price
Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	2,186,616	33.86	2,343,485	33.75
Exercised	(54,800)	28.58	(35,535)	28.98
Forfeited	(159,165)	36.19	(121,334)	33.23

Outstanding, End of Year	1,972,651	33.81	2,186,616	33.86

Exercisable, End of Year	1,580,915	34.97	993,370	35.39

	Outstanding Encana SARs			Exercisable Encana SARs
As at December 31, 2011 Range of Exercise Price (C$)	Number of SARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of SARs	Weighted Average Exercise Price
20.00 to 29.99	915,491	2.12	28.98	536,183	28.94
30.00 to 39.99	900,260	1.28	36.45	887,832	36.52
40.00 to 49.99	151,900	1.44	46.75	151,900	46.75
50.00 to 59.99	5,000	1.46	50.09	5,000	50.09

	1,972,651	1.68	33.81	1,580,915	34.97

Since 2010, U.S. dollar denominated SARs were granted to eligible employees. The terms and conditions are similar to the Canadian dollar denominated SARs. The following tables summarize information related to U.S. dollar denominated Encana SARs held by Encana employees:

	2011		2010
As at December 31	Outstanding SARs	Weighted Average Exercise Price	Outstanding SARs	Weighted Average Exercise Price
U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	4,718,590	30.73	—	—
Granted	8,550,320	24.91	4,864,490	30.73
Exercised	(120,571)	30.74	—	—
Forfeited	(502,870)	31.19	(145,900)	30.71

Outstanding, End of Year	12,645,469	26.78	4,718,590	30.73

Exercisable, End of Year	1,246,480	30.68	5,050	30.68

Encana Corporation	37	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

	Outstanding Encana SARs			Exercisable Encana SARs
As at December 31, 2011 Range of Exercise Price (US$)	Number of SARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of SARs	Weighted Average Exercise Price
10.00 to 19.99	11,375	4.79	18.89	—	—
20.00 to 29.99	5,903,670	4.72	21.75	132,139	27.97
30.00 to 39.99	6,730,424	3.58	31.20	1,114,341	31.00

	12,645,469	4.11	26.78	1,246,480	30.68

The following tables summarize information related to the Cenovus SARs held by Encana employees:

	2011		2010
As at December 31	Outstanding SARs	Weighted Average Exercise Price	Outstanding SARs	Weighted Average Exercise Price
Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	2,158,511	30.67	2,323,960	30.55
Exercised	(433,750)	30.02	(44,327)	26.15
Forfeited	(84,186)	32.80	(121,122)	30.11

Outstanding, End of Year	1,640,575	30.73	2,158,511	30.67

Exercisable, End of Year	1,256,180	32.08	979,635	32.08

	Outstanding Cenovus SARs			Exercisable Cenovus SARs
As at December 31, 2011 Range of Exercise Price (C$)	Number of SARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of SARs	Weighted Average Exercise Price
20.00 to 29.99	806,325	2.12	26.33	422,690	26.34
30.00 to 39.99	710,300	1.24	33.50	709,540	33.50
40.00 to 49.99	123,950	1.44	43.49	123,950	43.49

	1,640,575	1.69	30.73	1,256,180	32.08

During the year, Encana recorded a reduction in compensation costs of $5 million related to the Encana SARs and compensation costs of $3 million related to the Cenovus SARs (2010 – compensation costs of $6 million related to the Encana SARs and compensation costs of $5 million related to the Cenovus SARs; 2009 – compensation costs of $3 million relating to the outstanding SARs prior to the Split Transaction, a reduction of compensation costs of $2 million related to Encana SARs and compensation costs of $5 million related to Cenovus SARs).

D) PERFORMANCE STOCK APPRECIATION RIGHTS

During 2008 and 2009, Encana granted Performance SARs to certain employees, which entitle the employee to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the grant price. Performance SARs are subject to Encana attaining prescribed performance relative to an internal recycle ratio and predetermined key measures. Performance SARs that do not vest when eligible are forfeited.

Encana Corporation	38	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The following tables summarize information related to the Encana Performance SARs held by Encana employees:

	2011		2010
As at December 31	Outstanding Performance SARs	Weighted Average Exercise Price	Outstanding Performance SARs	Weighted Average Exercise Price
Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	3,017,862	32.01	3,471,998	32.00
Exercised	(81,427)	29.04	(52,173)	29.04
Forfeited	(226,378)	32.35	(401,963)	32.26

Outstanding, End of Year	2,710,057	32.07	3,017,862	32.01

Exercisable, End of Year	1,964,907	33.22	1,060,938	33.41

	Outstanding Encana Performance SARs			Exercisable Encana Performance SARs
As at December 31, 2011 Range of Exercise Price (C$)	Number of SARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of SARs	Weighted Average Exercise Price
20.00 to 29.99	1,599,538	2.12	29.04	854,388	29.04
30.00 to 39.99	1,110,519	1.12	36.44	1,110,519	36.44

	2,710,057	1.71	32.07	1,964,907	33.22

The following tables summarize information related to the Cenovus Performance SARs held by Encana employees:

	2011		2010
As at December 31	Outstanding Performance SARs	Weighted Average Exercise Price	Outstanding Performance SARs	Weighted Average Exercise Price
Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	3,005,998	28.96	3,471,998	28.94
Exercised	(550,313)	29.33	(64,173)	26.27
Forfeited	(173,624)	28.87	(401,827)	29.20

Outstanding, End of Year	2,282,061	28.88	3,005,998	28.96

Exercisable, End of Year	1,536,911	30.15	1,050,358	30.26

	Outstanding Cenovus Performance SARs			Exercisable Cenovus Performance SARs
As at December 31, 2011 Range of Exercise Price (C$)	Number of SARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of SARs	Weighted Average Exercise Price
20.00 to 29.99	1,390,805	2.12	26.27	645,655	26.27
30.00 to 39.99	891,256	1.12	32.96	891,256	32.96

	2,282,061	1.73	28.88	1,536,911	30.15

During the year, Encana recorded a reduction in compensation costs of $4 million related to the Encana Performance SARs and compensation costs of $5 million related to the Cenovus Performance SARs (2010 – reduction of compensation costs of $4 million related to the Encana Performance SARs and compensation costs of $7 million related to the Cenovus Performance SARs; 2009 – compensation costs of $4 million relating to the

Encana Corporation	39	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

outstanding Performance SARs prior to the Split Transaction, a reduction of compensation costs of $2 million related to the Encana Performance SARs and compensation costs of $7 million related to the Cenovus Performance SARs).

E) PERFORMANCE SHARE UNITS

Since 2010, PSUs were granted to eligible employees, which entitle the employee to receive, upon vesting, a cash payment equal to the value of one common share of Encana for each PSU held, depending upon the terms of the PSU plan. PSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date.

The ultimate value of the PSUs will depend upon Encana’s performance measured over the three-year period. Each year, Encana’s performance will be assessed by the Board to determine whether the performance criteria have been met. Based on this assessment, up to a maximum of two times the original PSU grant may be awarded in respect of the year being measured. The respective proportion of the original PSU grant deemed eligible to vest for each year will be valued and the notional cash value deposited to a PSU account, with payout deferred to the final vesting date.

The following table summarizes information related to the PSUs:

	Outstanding PSUs
As at December 31	2011	2010
Canadian Dollar Denominated
Outstanding, Beginning of Year	875,181	—
Granted	696,845	880,735
Deemed Eligible to Vest	(263,174)	—
Units, in Lieu of Dividends	41,600	23,002
Forfeited	(112,061)	(28,556)

Outstanding, End of Year	1,238,391	875,181

	Outstanding PSUs
As at December 31	2011	2010
U.S. Dollar Denominated
Outstanding, Beginning of Year	795,912	—
Granted	565,225	810,910
Deemed Eligible to Vest	(239,921)	—
Units, in Lieu of Dividends	36,399	21,082
Forfeited	(68,948)	(36,080)

Outstanding, End of Year	1,088,667	795,912

During the year, Encana recorded compensation costs of $15 million related to the outstanding PSUs (2010 – $15 million; 2009 – nil).

F) DEFERRED SHARE UNITS

The Company has in place a program whereby Directors and certain key employees are issued DSUs, which vest immediately, are equivalent in value to a common share of the Company and are settled in cash. DSUs can be redeemed in accordance with the terms of the agreement and expire on December 15th of the year following the Director’s resignation or employee’s departure.

Employees have the option to convert either 25 or 50 percent of their annual High Performance Results (“HPR”) award into DSUs. The number of DSUs is based on the value of the award divided by the closing value of Encana’s share price at the end of the performance period of the HPR award.

Encana Corporation	40	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The following table summarizes information related to the DSUs:

	Outstanding DSUs
As at December 31	2011	2010
Canadian Dollar Denominated
Outstanding, Beginning of Year	716,893	672,147
Granted	107,967	104,477
Converted from HPR awards	51,620	21,732
Units, in Lieu of Dividends	29,304	20,338
Redeemed	(931)	(101,801)

Outstanding, End of Year	904,853	716,893

During the year, Encana recorded a reduction in compensation costs of $5 million related to the outstanding DSUs (2010 – nil; 2009 – $8 million).

G) RESTRICTED SHARE UNITS

In 2011, RSUs were granted to eligible employees. An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, and in accordance with the terms of the RSU Plan and Grant Agreement. The value of one RSU is notionally equivalent to one Encana common share. RSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date. As at December 31, 2011, Encana plans to settle the RSUs in cash on the vesting date.

The following table summarizes information related to the RSUs:

	Outstanding RSUs
As at December 31	2011	2010
Canadian Dollar Denominated
Outstanding, Beginning of Year	—	—
Granted	1,790,135	—
Units, in Lieu of Dividends	35,362	—
Forfeited	(74,330)	—

Outstanding, End of Year	1,751,167	—

	Outstanding RSUs
As at December 31	2011	2010
U.S. Dollar Denominated
Outstanding, Beginning of Year	—	—
Granted	1,580,575	—
Units, in Lieu of Dividends	30,452	—
Forfeited	(37,456)	—

Outstanding, End of Year	1,573,571	—

During the year, Encana recorded compensation costs of $15 million related to the outstanding RSUs (2010 – nil; 2009 – nil) of which $5 million has been recorded as paid in surplus.

H) RESTRICTED CASH PLAN

In October 2011, Encana’s Board approved the use of a Restricted Cash Plan as a component of the long-term incentive grant to eligible employees. The Restricted Cash Plan is a time-based conditional grant to receive cash which, in accordance with the corresponding grant agreement, requires that the employee remains actively employed with Encana on the vesting date. The Restricted Cash Plan vests over three years with one third payable after each anniversary of the grant date. Since October 2011, Encana recorded compensation costs of $6 million relating to the Restricted Cash Plan grant.

Encana Corporation	41	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

I) PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

The Company sponsors defined benefit and defined contribution plans and provides pension and other post-employment benefits (“OPEB”) to its employees in Canada and the U.S. As of January 1, 2003, the defined benefit pension plan was closed to new entrants. The average remaining service period of active employees participating in the defined benefit pension plan is five years. The average remaining service period of the active employees participating in the OPEB plan is 11 years.

The Company is required to file an actuarial valuation of its pension plans with the provincial regulator at least every three years. The most recent filing was dated December 31, 2010 and the next required filing will be as at December 31, 2013.

The following tables set forth changes in the benefit obligations and fair value of plan assets for the Company’s defined benefit pension and other post-retirement benefit plans for the years ended December 31, 2011 and 2010, as well as the funded status of the plans and amounts recognized in the financial statements at December 31, 2011 and 2010.

	Pension Benefits		OPEB
As at December 31	2011	2010	2011	2010
Change in Benefit Obligations
Projected Benefit Obligation, Beginning of Year	$313	$277	$82	$62
Service cost	5	4	12	10
Interest cost	15	16	4	4
Actuarial (gains) losses	39	23	(2)	8
Exchange differences	(8)	15	—	1
Benefits paid	(20)	(22)	(2)	(2)
Change in plan provisions	—	—	1	(1)

Projected Benefit Obligation, End of Year	$344	$313	$95	$82

Change in Plan Assets
Fair Value of Plan Assets, Beginning of Year	$276	$251	$—	$—
Actual return on plan assets	6	23	—	—
Exchange differences	(6)	14	—	—
Employer contributions	19	10	2	2
Participant contributions	—	—	—	—
Benefits paid	(20)	(22)	(2)	(2)

Fair Value of Plan Assets, End of Year	$275	$276	$—	$—

Funded Status of Plan Assets, End of Year	$(69)	$(37)	$(95)	$(82)

Total Recognized Amounts in the Consolidated Balance Sheet Consist of:
Other Assets	$3	$4	$—	$—
Current Liabilities	—	—	(3)	(3)
Non-Current Liabilities	(72)	(41)	(92)	(79)

Total	$(69)	$(37)	$(95)	$(82)

Total Recognized Amounts in Accumulated Other Comprehensive Income Consist of:
Net actuarial (gain) loss	$107	$57	$6	$8
Prior service costs	—	1	1	1
Net transitional obligation	—	—	3	4

Total recognized in accumulated other comprehensive income before tax	$107	$58	$10	$13

Encana Corporation	42	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The accumulated defined benefit obligation for all defined benefit plans was $414 million and $374 million at December 31, 2011 and 2010, respectively. The following sets forth the defined benefit plans with accumulated benefit obligation and projected benefit obligation in excess of the plan assets fair value:

	0000000	0000000	0000000	0000000
	Pension Benefits		OPEB
For the years ended December 31	2011	2010	2011	2010
Projected Benefit Obligation	$(343)	$(312)	$(95)	$(82)
Accumulated Benefit Obligation	(319)	(291)	(95)	(82)
Fair Value of Plan Assets	271	271	—	—

Following are the weighted average assumptions used by the Company in determining the defined benefit pension and other post-employment benefit obligations at December 31, 2011 and 2010.

	0000000	0000000	0000000	0000000
	Pension Benefits		OPEB
	2011	2010	2011	2010
Discount Rate	4.00%	5.00%	4.27%	5.10%
Rates of Increase in Compensation Levels	4.11%	4.15%	6.33%	6.33%

The following sets forth total benefit plan expense recognized by the Company in 2011 and 2010:

	Pension Benefits			OPEB
For the years ended December 31	2011	2010	2009	2011	2010	2009
Defined Benefit Plan Expense	$14	$12	$19	$17	$15	$15
Defined Contribution Plan Expense	43	34	43	—	—	—

Total Benefit Plans Expense	$57	$46	$62	$17	$15	$15

Of the total benefits plans expense, $60 million (2010 – $49 million; 2009 – $63 million) was included in operating costs and $14 million (2010 – $12 million; 2009 – $14 million) was included in administrative expenses.

The defined periodic pension and OPEB expense is as follows:

	Pension Benefits			OPEB
For the years ended December 31	2011	2010	2009	2011	2010	2009
Current service cost	$5	$4	$5	$12	$10	$10
Interest cost	15	16	17	4	4	4
Expected return on plan assets	(15)	(15)	(14)	—	—	—
Amortization of net actuarial gains and losses	8	5	9	—	—	—
Amortization of transitional obligation	—	—	—	1	1	1
Amortization of net prior service costs	1	2	2	—	—	—

Total Defined Benefit Plan Expense	$14	$12	$19	$17	$15	$15

Total recognized amounts in other comprehensive income:

	Pension Benefits			OPEB
For the years ended December 31	2011	2010	2009	2011	2010	2009
Net actuarial (gain) loss	$58	$4	$(8)	$(3)	$8	$5
Amortization of net actuarial gains and losses	(8)	(5)	(9)	—	—	—
Amortization of transitional obligation	—	—	—	(1)	(1)	(1)
Amortization of net prior service costs	(1)	(2)	(2)	—	—	—
Net prior service costs (credit)	—	—	—	1	(1)	(3)

Total amounts recognized in other comprehensive (income) loss, before tax	$49	$(3)	$(19)	$(3)	$6	$1

Total amounts recognized in other comprehensive (income) loss, after tax	$36	$(2)	$(14)	$(2)	$4	$1

Encana Corporation	43	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The after-tax amounts recognized in other comprehensive (income) loss arising from compensation plans include $41 million of current year changes in net actuarial losses and net prior service costs (2010 – $7 million; 2009 – recovery of $4 million), and amortization of net actuarial losses, the transitional obligation and prior service costs of $7 million (2010 – $5 million; 2009 – $9 million) was reclassified from other comprehensive income to net earnings. The total after-tax amounts recognized in other comprehensive (income) loss arising from compensation plans was $34 million (2010 – $2 million; 2009 – recovery of $13 million).

The estimated net actuarial loss and net prior service costs for the pension and other post-retirement plans that will be amortized from accumulated other comprehensive income into net benefit plan expense in 2012 are $16 million.

Following are the weighted average assumptions used by the Company in determining the net periodic pension and other post-retirement benefit cost for 2011, 2010 and 2009.

	Pension Benefits			OPEB
	2011	2010	2009	2011	2010	2009
Discount Rate	5.00%	5.75%	6.25%	5.11%	5.96%	6.25%
Long-Term Rate of Return on Plan Assets	6.75%	6.75%	6.75%	—	—	—
Rates of Increase in Compensation Levels	4.11%	4.15%	4.16%	6.42%	6.42%	6.39%

The Company’s assumed health care cost trend rates are as follows:

For the years ended December 31	2011	2010	2009
Health care cost trend rate for next year	8.60%	8.40%	8.40%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	4.50%	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2028	2028	2027

A one percent change in the assumed health care cost trend rate over the projected period would have the following effects:

millions	1% Increase	1% Decrease
Effect on total of service and interest cost components	$1	$1
Effect on other post-retirement benefit obligation	$6	$5

The Company expects to contribute $23 million to its defined benefit pension plans in 2012. The Company’s OPEB plans are funded on an as required basis.

The following provides an estimate of benefit payments for the next 10 years. These estimates reflect benefit increases due to continuing employee service.

millions	Defined Benefit Pension Payments	Other Benefit Payments
2012	$19	$3
2013	19	4
2014	20	5
2015	21	6
2016	21	6
2017 - 2021	110	37

Encana Corporation	44	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The Company’s defined benefit pension plan assets are presented by investment asset category and input level within the fair value hierarchy as follows:

	2011
As at December 31	Level 1	Level 2	Level 3	Total
Investments:
Cash and Cash Equivalents	$39	$3	$—	$42
Fixed income – Canadian bond funds	—	76	—	76
Equity – Domestic	29	56	—	85
Equity – International	—	58	—	58
Real Estate and Other	2	—	12	14

Fair Value of Plan Assets, End of Year	$70	$193	$12	$275

	2010
As at December 31	Level 1	Level 2	Level 3	Total
Investments:
Cash and Cash equivalents	$38	$2	$—	$40
Fixed income – Canadian bond funds	—	69	—	69
Equity – Domestic	32	65	—	97
Equity – International	—	57	—	57
Real Estate and Other	1	—	12	13

Fair Value of Plan Assets, End of Year	$71	$193	$12	$276

Fixed income investments consist of Canadian bonds issued by investment grade companies. Equity investments consist of both domestic and international securities. The fair values of these securities are based on dealer quotes, quoted market prices, and net asset values as provided by the investment managers. Real Estate and Other consists mainly of commercial properties and is valued based on a discounted cash flow model.

	Real Estate and Other
	2011	2010
Balance, Beginning of Year	$12	$13
Purchases, issuances and settlements:	—
Purchases	—	9
Settlements	—	(11)
Actual return on plan assets:
Relating to assets sold during the reporting period	—	(2)
Relating to assets still held at the reporting date	—	3

Balance, End of Year	$12	$12

The Company’s pension plan assets were invested in the following as at December 31, 2011: 36 percent Domestic Equity (2010 – 41 percent), 25 percent Foreign Equity (2010 – 23 percent), 33 percent Bonds (2010 – 29 percent), and 6 percent Real Estate and Other (2010 – 7 percent). The expected long-term rate of return is 6.75 percent. The expected rate of return on pension plan assets is based on historical and projected rates of return for each asset class in the plan investment portfolio. The actual return on plan assets was $6 million (2010 – $23 million). The asset allocation structure is subject to diversification requirements and constraints, which reduce risk by limiting exposure to individual equity investment, credit rating categories and foreign currency exposure.

Total compensation provided to employees in exchange for employment services includes the long-term incentive plans, pension and other post-employment benefits described above, as well as salaries, bonuses and short-term benefits. Encana’s compensation expense totaled $520 million for the year ended December 31, 2011 (2010 – $471 million; 2009 – $543 million).

Encana Corporation	45	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

20. Fair Value Measurements

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments except for the amounts associated with share units issued as part of the Split Transaction, as disclosed below. The fair value of cash in reserve approximates its carrying amount due to the nature of the instruments held. Fair value information related to pension plan assets is included in Note 19.

Recurring fair value measurements are performed for risk management assets and liabilities and for share units resulting from the Split Transaction, which are discussed further in Notes 21 and 19, respectively. These items are carried at fair value in the Consolidated Balance Sheet and are classified within the three levels of the fair value hierarchy in the tables below. There have been no transfers between levels during the period.

As at December 31, 2011	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Unobservable Inputs	Total Fair Value	Netting (5)	Carrying Amount
Risk Management
Risk Management Assets (1)	$1	$2,124	$18	$2,143	$(96)	$2,047
Risk Management Liabilities (1)	—	103	—	103	(96)	7

Share units resulting from the Split Transaction
Encana Share Units Held by Cenovus Employees
Accounts receivable and accrued revenues (2)	$—	$—	$1	$1	$—	$1
Accounts payable and accrued liabilities (3)	—	—	1	1	—	1
Cenovus Share Units Held by Encana Employees
Accounts payable and accrued liabilities (4)	—	—	83	83	—	83

As at December 31, 2010	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Unobservable Inputs	Total Fair Value	Netting (5)	Carrying Amount
Risk Management
Risk Management Assets (1)	$—	$1,444	$—	$1,444	$(210)	$1,234
Risk Management Liabilities (1)	12	264	7	283	(210)	73

Share units resulting from the Split Transaction
Encana Share Units Held by Cenovus Employees
Accounts receivable and accrued revenues (2)	$—	$—	$27	$27	$—	$27
Accounts payable and accrued liabilities (3)	—	—	27	27	—	27
Cenovus Share Units Held by Encana Employees
Accounts payable and accrued liabilities (4)	—	—	120	120	—	120

(1)	Including current portion.
(2)	Receivable from Cenovus.
(3)	Payable to Cenovus employees.
(4)	Payable to Cenovus.
(5)	Derivative assets and liabilities with the same counterparty are presented within the fair value hierarchy on a gross basis, even where the legal right of offset exists.

Encana Corporation	46	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

A summary of changes in Level 3 fair value measurements during 2011 and 2010 is presented below:

	Risk Management		Share Units Resulting from Split Transaction
	2011	2010	2011	2010
Balance, Beginning of Year	$(7)	$(8)	$(120)	$(80)
Total gains (losses)	23	(3)	(32)	(67)
Purchases, issuances and settlements:
Purchases	—	—	—	—
Settlements	2	4	69	27
Transfers in and out of Level 3	—	—	—	—

Balance, End of Year	$18	$(7)	$(83)	$(120)

Change in unrealized gains (losses) related to assets and liabilities held at end of period	$22	$(3)	$(5)	$(51)

Amounts related to risk management assets and liabilities are recognized in revenues and operating costs according to their purpose. Amounts related to share units resulting from the Split Transaction are recognized in operating costs, administrative expenses, and capitalized within property, plant, and equipment as described in Note 19.

The fair value of Level 1 and Level 2 risk management assets and liabilities are based on a market approach and are estimated using quoted market prices which are either directly or indirectly observable at the reporting date, such as broker quotes, observable trading activity, and prices published on information platforms and exchanges.

The Company’s Level 3 risk management instruments consist primarily of power purchase with terms to 2017. The fair value of these contracts are based on an income approach and are modeled internally using available observable inputs and unobservable inputs such as forward power prices in less active markets. The unobservable inputs are obtained from third parties whenever possible and reviewed internally for reasonableness.

Quantitative information about unobservable inputs used in Level 3 fair value measurements is presented in the table below:

	Valuation Technique	Unobservable Input		2011	2010
Risk Management	Discounted cash flow	Forward power prices ($/Megawatt Hour	)	$71.50 - $77.55	$50.00

Share units resulting from the Split Transaction	Option model	Cenovus share unit volatility		32.48%	22.50%

A 10 percent increase or decrease in estimated forward power prices would cause a corresponding $6 million (2010 – $10 million) increase or decrease to risk management assets. A five percent increase or decrease in Cenovus share unit estimated volatility would cause a corresponding $6 million (2010 – $10 million) increase or decrease to accounts payable and accrued liabilities.

Encana Corporation	47	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

21. Financial Instruments and Risk Management

A) FINANCIAL INSTRUMENTS

Encana’s financial assets and liabilities are recognized in cash and cash equivalents, accounts receivable and accrued revenues, cash in reserve, accounts payable and accrued liabilities, risk management assets and liabilities and long-term debt.

B) RISK MANAGEMENT ASSETS AND LIABILITIES

Risk management assets and liabilities arise from the use of derivative financial instruments and are measured at fair value. See Note 20 for a discussion of fair value measurements.

UNREALIZED RISK MANAGEMENT POSITION

As at December 31	2011	2010
Risk Management
Current asset	$1,806	$729
Long-term asset	241	505

	2,047	1,234

Risk Management
Current liability	1	65
Long-term liability	6	8

	7	73

Net Risk Management Asset	$2,040	$1,161

SUMMARY OF UNREALIZED RISK MANAGEMENT POSITIONS – BY PRODUCT

	2011			2010
	Risk Management			Risk Management
As at December 31	Asset	Liability	Net	Asset	Liability	Net
Commodity Prices
Natural Gas	$2,032	$7	$2,025	$1,234	$63	$1,171
Power	15	—	15	—	10	(10)

Total Fair Value	$2,047	$7	$2,040	$1,234	$73	$1,161

Encana Corporation	48	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

COMMODITY PRICE POSITIONS AS AT DECEMBER 31, 2011

	Notional Volumes	Term	Average Price		Fair Value
Natural Gas Contracts
Fixed Price Contracts

NYMEX Fixed Price	1,955 MMcf/d	2012	5.80 US$	/Mcf	$1,828
NYMEX Fixed Price	505 MMcf/d	2013	5.24 US$	/Mcf	237

Basis Contracts (1)

Canada		2012			(20)
United States		2012			(11)
Canada and United States		2013-2015			(11)

					2,023
Other Financial Positions (2)					2

Natural Gas Fair Value Position					2,025

Power Purchase Contracts
Power Fair Value Position					15

Total Fair Value					$2,040

(1)	Encana has entered into swaps to protect against widening natural gas price differentials between production areas including Canada, the U.S. Rockies and Texas, and various sales points. These basis swaps are priced using both fixed differential prices and differentials determined as a percentage of NYMEX.
(2)	Other financial positions are part of the ongoing operations of the Company’s proprietary production management.

EARNINGS IMPACT OF REALIZED AND UNREALIZED GAINS (LOSSES) ON RISK MANAGEMENT POSITIONS

	Realized Gain (Loss)
For the years ended December 31	2011	2010	2009
Revenues, Net of Royalties	$955	$1,207	$4,420
Operating Expenses and Other	(7)	(4)	(44)

Gain (Loss) on Risk Management	$948	$1,203	$4,376

	Unrealized Gain (Loss)
For the years ended December 31	2011	2010	2009
Revenues, Net of Royalties	$854	$947	$(2,640)
Operating Expenses and Other	25	(2)	(40)

Gain (Loss) on Risk Management	$879	$945	$(2,680)

RECONCILIATION OF UNREALIZED RISK MANAGEMENT POSITIONS FROM JANUARY 1 TO DECEMBER 31

	2011		2010	2009
	Fair Value	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)

Fair Value of Contracts, Beginning of Year	$1,161
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Year	1,827	$1,827	$2,148	$1,696
Fair Value of Contracts Realized During the Year	(948)	(948)	(1,203)	(4,376)

Fair Value of Contracts, End of Year	$2,040	$879	$945	$(2,680)

C) RISKS ASSOCIATED WITH FINANCIAL ASSETS AND LIABILITIES

The Company is exposed to financial risks arising from its financial assets and liabilities. Financial risks include market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. The

Encana Corporation	49	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

fair value or future cash flows of financial assets or liabilities may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.

COMMODITY PRICE RISK

Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various derivative financial instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board. The Company’s policy is to not use derivative financial instruments for speculative purposes.

Natural Gas – To partially mitigate the natural gas commodity price risk, the Company has entered into swaps which fix the NYMEX prices. To help protect against widening natural gas price differentials in various production areas, Encana has entered into swaps to manage the price differentials between these production areas and various sales points.

Power – The Company has entered into Canadian dollar denominated derivative contracts to help manage its electricity consumption costs.

The table below summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant. The Company has used a 10 percent variability to assess the potential impact of commodity price changes. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting pre-tax net earnings as at December 31 as follows:

	2011		2010
	10% Price Increase	10% Price Decrease	10% Price Increase	10% Price Decrease
Natural gas price	$(305)	$305	$(447)	$447
Power price	6	(6)	10	(10)

CREDIT RISK

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio including credit practices that limit transactions according to counterparties’ credit quality. Mitigation strategies may include master netting arrangements, requesting collateral and/or transacting credit derivatives. The Company executes commodity derivative financial instruments under master agreements that have netting provisions that provide for offsetting payables against receivables. As at December 31, 2011, the Company did not have collateral posted or received and there were no credit derivatives in place.

As at December 31, 2011, cash equivalents include high-grade, short-term securities, placed primarily with governments, financial institutions and companies with strong investment grade ratings. Any foreign currency agreements entered into are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings.

A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at December 31, 2011, approximately 95 percent (94 percent at December 31, 2010) of Encana’s accounts receivable and financial derivative credit exposures are with investment grade counterparties.

As at December 31, 2011, Encana had four counterparties (2010 – four counterparties) whose net settlement position individually account for more than 10 percent of the fair value of the outstanding in-the-money net risk management contracts by counterparty. As at December 31, 2011, these counterparties accounted for 21

Encana Corporation	50	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

percent, 17 percent, 16 percent and 11 percent of the fair value of the outstanding in-the-money net risk management contracts.

LIQUIDITY RISK

Liquidity risk is the risk the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company manages liquidity risk using cash and debt management programs.

The Company has access to cash equivalents and a wide range of funding alternatives at competitive rates through commercial paper, committed revolving bank credit facilities and debt capital markets. As at December 31, 2011, Encana had available unused committed revolving bank credit facilities totaling $4.9 billion, which include C$4.0 billion ($3.9 billion) on a revolving bank credit facility for Encana and $999 million on a revolving bank credit facility for a U.S. subsidiary that remains committed through October 2015.

Encana also had unused capacity under two shelf prospectuses for up to $5.0 billion, the availability of which is dependent on market conditions, to issue up to C$2.0 billion ($2.0 billion) of debt securities in Canada and up to $3.0 billion in the U.S. These shelf prospectuses expire in June 2013 and May 2012, respectively. The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

The Company minimizes its liquidity risk by managing its capital structure. The Company’s capital structure consists of shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and finance internally generated growth, as well as potential acquisitions. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.

The timing of cash outflows relating to financial liabilities are outlined in the table below:

	Less than 1 Year	1 – 3 Years	4 – 5 Years	6 – 9 Years	Thereafter	Total
Accounts Payable and Accrued Liabilities	$2,428	$—	$—	$—	$—	$2,428
Risk Management Liabilities	1	3	2	1	—	7
Long-Term Debt (1)	965	2,373	762	3,181	7,738	15,019

(1)	Principal and interest.

Encana’s long-term debt obligations were $15.0 billion at December 31, 2011. Further information on long-term debt is contained in Note 15.

FOREIGN EXCHANGE RISK

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities. As Encana operates primarily in North America, fluctuations in the exchange rate between the U.S. and Canadian dollars can have a significant effect on the Company’s reported results. Encana’s functional currency is Canadian dollars; however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations is not separately identifiable.

To mitigate the exposure to the fluctuating U.S./Canadian dollar exchange rate, Encana maintains a mix of both U.S. dollar and Canadian dollar debt and may also enter into foreign exchange derivatives. As at December 31, 2011, Encana had $5.9 billion in U.S. dollar debt issued from Canada that was subject to foreign exchange exposure ($5.4 billion at December 31, 2010) and $2.2 billion in debt that was not subject to foreign exchange exposure ($2.3 billion at December 31, 2010). There were no foreign exchange derivatives outstanding at December 31, 2011.

Encana Corporation	51	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

Encana’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated debt issued from Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada and foreign exchange gains and losses on U.S. dollar denominated cash and short-term investments held in Canada. A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $48 million change in foreign exchange (gain) loss at December 31, 2011 (2010 – $49 million; 2009 – $21 million). The Company may enter into forward sales or purchases of U.S. or Canadian dollars to mitigate foreign exchange risk. There were no forward sales or purchases outstanding as at December 31, 2011.

INTEREST RATE RISK

Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities. The Company may partially mitigate its exposure to interest rate changes by holding a mix of both fixed and floating rate debt.

At December 31, 2011, the Company had no floating rate debt. Accordingly, the sensitivity in net earnings for each one percent change in interest rates on floating rate debt was nil (2010 – nil; 2009 – nil).

From time to time, the Company may also enter into interest rate derivatives to partially mitigate effects of fluctuations in market interest rates. There were no interest rate derivatives outstanding at December 31, 2011.

22. Supplementary Information

A) NET CHANGE IN NON-CASH WORKING CAPITAL FROM CONTINUING OPERATIONS

For the years ended December 31	2011	2010	2009
Operating Activities
Accounts receivable and accrued revenues	$10	$196	$(711)
Accounts payable and accrued liabilities	94	(86)	555
Income tax payable and receivable	(119)	(2,108)	957
Discontinued operations	—	—	(1,077)

	$(15)	$(1,998)	$(276)

B) SUPPLEMENTARY CASH FLOW INFORMATION – CONTINUING OPERATIONS

For the years ended December 31	2011	2010	2009
Interest Paid	$486	$507	$507
Income Taxes Paid, net of Amounts Recovered	$(88)	$2,024	$766

23. Commitments and Contingencies

COMMITMENTS

The following table outlines the Company’s commitments at December 31, 2011:

	Expected Future Payments
(undiscounted)	2012	2013	2014	2015	2016	Thereafter	Total
Transportation and Processing	$747	$795	$856	$860	$767	$5,053	$9,078
Purchases of Goods and Services	531	198	128	87	46	72	1,062
Operating Leases	52	47	44	39	33	94	309
Capital Commitments	166	7	7	8	7	80	275

Total	$1,496	$1,047	$1,035	$994	$853	$5,299	$10,724

Encana Corporation	52	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

Encana has entered into various commitments primarily related to demand charges for firm transportation, procurement arrangements for goods and services, as well as other minor spending commitments. In addition, Encana has made commitments related to its risk management program and the Company has an obligation to fund its defined benefit pension and other post-employment benefit plans as disclosed in Notes 21 and 19, respectively. Operating leases consists of rent for office space, excluding rental payments for The Bow (See Note 16). Capital commitments include leasehold improvements related to The Bow.

CONTINGENCIES

LEGAL PROCEEDINGS

The Company is involved in various legal claims and actions arising in the ordinary course of operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavourable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

24. Supplementary Oil and Gas Information (Unaudited)

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

In calculating the standardized measure of discounted future net cash flows, constant price and cost assumptions were applied to Encana’s annual future production from proved reserves to determine cash inflows. Future production and development costs assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10 percent discount factor to the future net cash flows. The calculation of the standardized measure of discounted future net cash flows is based upon the discounted future net cash flows prepared by Encana’s independent qualified reserves evaluators in relation to the reserves they respectively evaluated, and adjusted to the extent provided by contractual arrangements, such as price risk management activities, in existence at year end and to account for asset retirement obligations and future income taxes.

Encana cautions that the discounted future net cash flows relating to proved oil and gas reserves are an indication of neither the fair market value of Encana’s oil and gas properties, nor the future net cash flows expected to be generated from such properties. The discounted future net cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in oil and natural gas prices, development, asset retirement and production costs and possible changes to tax and royalty regulations. The prescribed discount rate of 10 percent may not appropriately reflect future interest rates. The computation also excludes values attributable to Encana’s Market Optimization interests.

Encana Corporation	53	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

NET PROVED RESERVES (1, 2)

(12-MONTH AVERAGE TRAILING PRICES; AFTER ROYALTIES)

	Natural Gas (Bcf)			Oil and NGLs (MMbbls)			Bitumen (3) (MMbbls)
	Canada	United States	Total	Canada	United States	Total	Canada
2009
Beginning of year	7,847	5,831	13,678	285.6	51.6	337.2	668.4
Revisions and improved recovery (4)	(755)	(845)	(1,600)	7.3	(12.6)	(5.3)	(87.6)
Extensions and discoveries	726	1,406	2,132	12.5	6.5	19.0	159.4
Purchase of reserves in place	28	—	28	0.5	—	0.5	—
Sale of reserves in place (5)	(1,772)	(89)	(1,861)	(243.2)	(0.2)	(243.4)	(725.1)
Production	(725)	(590)	(1,315)	(27.2)	(4.1)	(31.3)	(15.1)

End of year	5,349	5,713	11,062	35.5	41.2	76.7	—

Developed	2,927	3,571	6,498	25.1	25.8	50.9	—
Undeveloped	2,422	2,142	4,564	10.4	15.4	25.8	—

Total	5,349	5,713	11,062	35.5	41.2	76.7	—

2010
Beginning of year	5,349	5,713	11,062	35.5	41.2	76.7	—
Revisions and improved recovery	150	517	667	13.6	0.2	13.8	—
Extensions and discoveries	1,067	1,808	2,875	11.5	4.7	16.2	—
Purchase of reserves in place	116	81	197	0.4	0.5	0.9	—
Sale of reserves in place	(82)	(257)	(339)	(1.9)	(4.9)	(6.8)	—
Production	(483)	(679)	(1,162)	(4.8)	(3.5)	(8.3)	—

End of year	6,117	7,183	13,300	54.3	38.2	92.5	—

Developed	3,132	3,678	6,810	24.9	24.0	48.9	—
Undeveloped	2,985	3,505	6,490	29.4	14.2	43.6	—

Total	6,117	7,183	13,300	54.3	38.2	92.5	—

2011
Beginning of year	6,117	7,183	13,300	54.3	38.2	92.5	—
Revisions and improved recovery	3	(204)	(201)	32.3	(0.7)	31.6	—
Extensions and discoveries	826	1,121	1,947	18.2	5.4	23.6	—
Purchase of reserves in place	72	23	95	0.2	0.1	0.3	—
Sale of reserves in place	(158)	(927)	(1,085)	(4.7)	(1.3)	(6.0)	—
Production	(531)	(685)	(1,216)	(5.3)	(3.5)	(8.8)	—

End of year	6,329	6,511	12,840	95.0	38.2	133.2	—

Developed	3,523	3,286	6,809	39.6	24.4	64.0	—
Undeveloped	2,806	3,225	6,031	55.4	13.8	69.2	—

Total	6,329	6,511	12,840	95.0	38.2	133.2	—

Notes:

(1)	Definitions:
a.	“Proved” reserves are the remaining reserves of Encana, after deduction of estimated royalties and including royalty interests.
b.	“Proved” oil and gas reserves are those quantities of oil and gas which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations.
c.	“Developed” oil and gas reserves are reserves of any category that are expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well.
d.	“Undeveloped” oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
(2)	Encana does not file any estimates of total net proved natural gas, oil and NGL reserves with any U.S. federal authority or agency other than the Securities and Exchange Commission (“SEC”).
(3)	Encana’s disclosure of bitumen reserve volumes is in accordance with amended SEC rules regarding disclosure by final products.
(4)	Revisions and improved recovery includes revisions due to price. Approximately 75 percent of the negative revisions to natural gas in 2009 were attributable to the significantly lower prices in effect for SEC reporting purposes.
(5)	The transfer of the Canadian upstream assets to Cenovus, effective November 30, 2009 pursuant to the Split Transaction, accounts for approximately 80 percent of the sale of reserves in place for natural gas and substantially all of the sale of reserves in place for oil and NGLs and for bitumen during 2009.

Encana Corporation	54	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

12-MONTH AVERAGE TRAILING PRICES

The following reference prices were utilized in the determination of reserves and future net revenue:

	Natural Gas		Oil and NGLs
	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton (1) (C$/bbl)
Reserves Pricing (2)
2009	3.87	3.77	61.18	65.64
2010	4.38	4.03	79.43	76.22
2011	4.12	3.76	96.19	96.53

(1)	Light Sweet for 2011 and 2010; Mixed Sweet Blend for 2009.
(2)	All prices were held constant in all future years when estimating net revenues and reserves.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

	Canada			United States
($ millions)	2011	2010	2009	2011	2010	2009
Future cash inflows	27,731	25,535	19,321	26,558	29,428	18,573
Less future:
Production costs	9,717	8,676	6,296	6,195	6,894	4,862
Development costs	6,424	4,971	4,065	7,189	7,539	4,429
Asset retirement obligation payments	1,762	1,876	1,508	597	605	640
Income taxes	784	920	659	2,730	2,966	707

Future net cash flows	9,044	9,092	6,793	9,847	11,424	7,935
Less 10% annual discount for estimated timing of cash flows	3,759	3,803	2,704	4,384	5,277	3,592

Discounted future net cash flows	5,285	5,289	4,089	5,463	6,147	4,343

	Total
($ millions)	2011	2010	2009
Future cash inflows	54,289	54,963	37,894
Less future:
Production costs	15,912	15,570	11,158
Development costs	13,613	12,510	8,494
Asset retirement obligation payments	2,359	2,481	2,148
Income taxes	3,514	3,886	1,366

Future net cash flows	18,891	20,516	14,728
Less 10% annual discount for estimated timing of cash flows	8,143	9,080	6,296

Discounted future net cash flows	10,748	11,436	8,432

Encana Corporation	55	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

	Canada			United States
($ millions)	2011	2010	2009 (1)	2011	2010	2009 (1)
Balance, beginning of year	5,289	4,089	12,714	6,147	4,343	6,647
Changes resulting from:
Sales of oil and gas produced during the period	(1,951)	(2,032)	(5,576)	(2,653)	(2,915)	(3,456)
Discoveries and extensions, net of related costs	1,161	975	1,294	887	1,243	629
Purchases of proved reserves in place	55	146	16	42	77	—
Sales and transfers of proved reserves in place	(212)	(96)	(6,492)	(1,021)	(198)	(62)
Net change in prices and production costs	516	1,645	(1,858)	733	3,827	(1,432)
Revisions to quantity estimates	188	174	(1,242)	(336)	610	(1,567)
Accretion of discount	576	433	1,572	762	465	827
Previously estimated development costs incurred net of change in future development costs	(441)	216	737	832	(289)	1,474
Other	54	(28)	150	63	144	(26)
Net change in income taxes	50	(233)	2,774	7	(1,160)	1,309

Balance, end of year	5,285	5,289	4,089	5,463	6,147	4,343

	Total
($ millions)	2011	2010	2009 (1)
Balance, beginning of year	11,436	8,432	19,361
Changes resulting from:
Sales of oil and gas produced during the period	(4,604)	(4,947)	(9,032)
Discoveries and extensions, net of related costs	2,048	2,218	1,923
Purchases of proved reserves in place	97	223	16
Sales and transfers of proved reserves in place	(1,233)	(294)	(6,554)
Net change in prices and production costs	1,249	5,472	(3,290)
Revisions to quantity estimates	(148)	784	(2,809)
Accretion of discount	1,338	898	2,399
Previously estimated development costs incurred net of change in future development costs	391	(73)	2,211
Other	117	116	124
Net change in income taxes	57	(1,393)	4,083

Balance, end of year	10,748	11,436	8,432

(1)	Results prior to November 30, 2009 include reserves from the Canadian upstream assets that were transferred to Cenovus as part of the Split Transaction.

Encana Corporation	56	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

RESULTS OF OPERATIONS

	000000	000000	000000	000000	000000	000000
	Canada			United States
($ millions)	2011	2010	2009 (1)	2011	2010	2009 (1)
Oil and gas revenues, net of royalties and transportation	2,622	2,632	6,835	3,294	3,613	4,007
Less:
Operating costs, production and mineral taxes, and accretion of asset retirement obligations	671	600	1,259	641	698	551
Depreciation, depletion and amortization	966	826	1,986	1,226	1,094	1,382
Impairments	2,249	—	4,814	—	—	6,285

Operating income (loss)	(1,264)	1,206	(1,224)	1,427	1,821	(4,211)
Income taxes	(335)	340	(357)	517	659	(1,562)

Results of operations	(929)	866	(867)	910	1,162	(2,649)

	000000	000000	000000	000000	000000	000000
	Other			Total
($ millions)	2011	2010	2009 (1)	2011	2010	2009 (1)
Oil and gas revenues, net of royalties and transportation	—	—	—	5,916	6,245	10,842
Less:
Operating costs, production and mineral taxes, and accretion of asset retirement obligations	—	—	—	1,312	1,298	1,810
Depreciation, depletion and amortization	—	—	28	2,192	1,920	3,396
Impairments	—	—	—	2,249	—	11,099

Operating income (loss)	—	—	(28)	163	3,027	(5,463)
Income taxes	—	—	—	182	999	(1,919)

Results of operations	—	—	(28)	(19)	2,028	(3,544)

(1)	Results prior to November 30, 2009 include results from operations of the Canadian upstream assets that were transferred to Cenovus as part of the Split Transaction.

CAPITALIZED COSTS

	00000000	00000000	00000000	00000000	00000000	00000000
	Canada			United States
($ millions)	2011	2010	2009 (1)	2011	2010	2009 (1)
Proved oil and gas properties	27,259	24,820	21,214	23,319	21,834	19,754
Unproved oil and gas properties	968	1,114	729	458	1,044	1,146

Total capital cost	28,227	25,934	21,943	23,777	22,878	20,900
Accumulated DD&A	20,906	17,985	16,272	17,294	16,051	14,938

Net capitalized costs	7,321	7,949	5,671	6,483	6,827	5,962

	00000000	00000000	00000000	00000000	00000000	00000000
	Other			Total
($ millions)	2011	2010	2009 (1)	2011	2010	2009 (1)
Proved oil and gas properties	112	167	147	50,690	46,821	41,115
Unproved oil and gas properties	—	—	10	1,426	2,158	1,885

Total capital cost	112	167	157	52,116	48,979	43,000
Accumulated DD&A	112	167	147	38,312	34,203	31,357

Net capitalized costs	—	—	10	13,804	14,776	11,643

(1)	Results prior to November 30, 2009 include capitalized costs related to the Canadian upstream assets that were transferred to Cenovus as part of the Split Transaction.

Encana Corporation	57	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

COSTS INCURRED

	00000000	00000000	00000000	00000000	00000000	00000000
	Canada			United States
($ millions)	2011	2010	2009 (1)	2011	2010	2009 (1)
Acquisitions
Unproved	261	395	46	53	97	46
Proved	149	197	178	52	44	—

Total acquisitions	410	592	224	105	141	46
Exploration costs	174	58	129	181	198	133
Development costs	1,857	2,156	2,588	2,265	2,304	1,688

Total costs incurred	2,441	2,806	2,941	2,551	2,643	1,867

	00000000	00000000	00000000	00000000	00000000	00000000
	Other			Total
($ millions)	2011	2010	2009 (1)	2011	2010	2009 (1)
Acquisitions
Unproved	—	—	—	314	492	92
Proved	—	—	—	201	241	178

Total acquisitions	—	—	—	515	733	270
Exploration costs	—	—	2	355	256	264
Development costs	—	—	—	4,122	4,460	4,276

Total costs incurred	—	—	2	4,992	5,449	4,810

(1)	Results prior to November 30, 2009 include costs incurred from operations of the Canadian upstream assets that were transferred to Cenovus as part of the Split Transaction.

COSTS NOT SUBJECT TO DEPLETION OR AMORTIZATION

Upstream costs in respect of significant unproved properties and major development projects are excluded from the country cost centre’s depletable base as follows:

As at December 31	2011	2010
Canada	$968	$1,114
United States	458	1,044

	$1,426	$2,158

The following is a summary of the costs related to Encana’s unproved properties as at December 31, 2011:

	2011	2010	2009	Prior to 2009	Total
Acquisition Costs	$343	$343	$272	$339	$1,297
Exploration Costs	25	4	2	98	129

	$368	$347	$274	$437	$1,426

Ultimate recoverability of these costs and the timing of inclusion within the applicable country cost centre’s depletable base is dependent upon either the finding of proved natural gas and liquids reserves, expiration of leases or recognition of impairments. Acquisition costs primarily include costs incurred to acquire or lease properties. Exploration costs primarily include costs related to geological and geophysical studies and costs of drilling and equipping exploratory wells.

Encana Corporation	58	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$